02047837

# FORM 6-K

**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549



10/1/02

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of October, 2002

EganaGoldpfeil (Holdings) Limited
formerly known as Egana International (Holdings) Limited
*(Translation of registrant's name into English)*



Block C4, 11/F., Hong Kong Industrial Centre, 489-491 Castle Peak Road,
Cheung Sha Wan, Kowloon, Hong Kong.
*(Address of principal executive offices)*

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.]

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EganaGoldpfeil (Holdings) Limited
*Registrant*

Date October 11, 2002

By ______________________

# EganaGoldpfeil

(HOLDINGS) LIMITED

*(Incorporated in the Cayman Islands with limited liability)*

ANNUAL REPORT 2002

GOLD PFEIL
GERMANY
1856

STEFANIE GRAF

JUNGHANS
GERMANY · SEIT 1861

ESPRIT
timewear

DUGENA

CARRERA

pierre cardin

MEXX

BULOVA

FIELD & STREAM

CERRUTI 1881

amaretta

LORICA

ARGENTA

# Contents

*It's good to be ahead*

# The Board

**Hans-Joerg SEEBERGER**
*Chairman and Chief Executive*

**Peter Ka Yue LEE**

**Michael Richard POIX**

**David Wai Kwong WONG**


GOLD PFEIL
GERMANY
1856

# The Vision

EganaGoldpfeil today is a leading respected multi-brand vertically integrated powerhouse in the fashion accessory industry covering in particular timepieces, jewellery and leather consumer products.

EganaGoldpfeil is achieving this vision in an organized manner through its formalized mission of providing quality products and services, extension of value added activities, and practicing the core values of compassion, integrity and fairness as its corporate responsibility for the benefit of its stakeholders and the community at large, in a socially responsible manner.

The three fundamental growth strategies of EganaGoldpfeil are:

- Globalization Approach of **"Think Global, Act Local"**
- **Related diversification** of core business activities embracing timepiece, jewellery, leather and lifestyle consumer products segments
- **Balanced mix of organic growth and strategic alliances /acquisitions** in the area of distribution network extension and brand portfolio accumulation

Recognition as a true "East Meets West" brand builder by the fashion accessory industry reaffirms the appropriateness of our focusing on customer relationship, consumer-centred attention, service and product superiority, and innovativeness. With over 12,000 points-of-sale in Europe, strong vertically and horizontally intergrated production base and sourcing experience in 12 jurisdictions in Asia and Europe, internationally recognized brandname portfolio and distribution presence in over 100 countries, we strongly believe that our Group has a distinct competitive advantage over our peers.

The strong platform of enriched brandnames — such as ***Goldpfeil***, ***Carrera***, ***Junghans*** — positions EganaGoldpfeil well to focus on product and business development by concentration on strategic alliances, business cooperations, and participations beneficial in pursuit of excellence in our core activities.

Our vision is to have design, product development, manufacturing and distribution vertically integrated in a cost effective and efficient manner, thus ensuring optimum quality control, centralized logistics for just-in-time delivery, in our quest to provide enhanced customer relationship management in keeping with our corporate vision for long-term growth and continuous enhancement of shareholder value.

# The People

GOLD PFEIL
GERMANY
1856

**Christian RASP**
35, is in charge of Goldpfeil AG and overseeing the Group's operations under Egana Europe (Holdings) GmbH. He is responsible for the Group's European business and corporate development. He joined the Group in 1999.

**Hans-Jürgen BUBLATH**
61, is the Managing Director of Egana Europe (Holdings) GmbH, Egana Deutschland GmbH and Egana Schmuck und Perlen GmbH. He has been the President of Junghans Uhren GmbH since 1997.

**Rainer GRÖSCH**
42, joined the Group in 1996 as Controller and is responsible for financial affairs of the Group's European operations headquartered at Egana Europe (Holdings) GmbH.

**Werner WICKLEIN**
57, is the Managing Director of Collection Uhren und Schmuck GmbH and Egana Speidel GmbH and a member of the board of Egana Europe (Holdings) GmbH. He has been with the Group for more than 15 years.

**Heinz Josef HEIMANN**
58, is the President of Goldpfeil Genève SA. He has more than 25 years experience in the luxury business of watch and jewellery. He joined the Group in 2001.

**Johann PERKTOLD**
39, is the Sales and Marketing Manager of Egana Juwelen & Perlen Handels GmbH and Egana Uhrenvertriebs GmbH, responsible for the watch product management. He has over 20 years experience in the watch business. He joined the Group in 1999.

**Martin SCHAUFLER**
33, is the Finance and Administration Manager of Egana Juwelen & Perlen Handels GmbH and Egana Uhrenvertriebs GmbH, responsible for the jewellery product management. He has over 10 years experience in the jewellery business. He joined the Group in 1997.

**Gisela SCHÄFER**
Is the Managing Director of Haru Holding & Management GmbH and Zeitmesstechnik GmbH. She has been the personal assistant to the Chairman and with the Group for more than 25 years.

**Dieter BALSER**
60, is the Director of Argenta Die Brillen GmbH. He has over 30 years experience in sales-oriented management and consultancy.

**Luciano MARTINENGHI**
68, is General Manager of Lorica Sud s.r.l. since 1998 and was the distribution agent of Amaretta in Italy for 20 years. He has more than 40 years experience in the textile business.

**Ulrich KAISER**
54, is the Managing Director of Zeitmesstechnik GmbH. He has more than 40 years experience in the watch business. He has been with the Group for more than 11 years.

**Ho Yin CHIK**
47, is the Group Treasurer. He has over 20 years experience in auditing, financial and treasury fields. He joined the Group in 1985.

**Shik Chuen LAW**
42, is the Group Financial Controller and also the Director of the Group's jewellery operations in Hong Kong. He has over 20 years experience in finance, accounting and taxation functions. He joined the Group in 1994.

**Wilhelm Philipp GÖTZ**
42, is the Director-in-Charge of Eco-Haru (Far East) Limited. He joined the Group for more than 14 years.

**Biren VAIDYA**
37, is the Managing Director of Egana India Private Limited and has over 16 years experience in the jewellery industry. He joined the Group in 1998.

**Takao SAKAMOTO**
68, the President of Goldpfeil Company of Japan, Ltd., a Supervisory Board Member of Goldpfeil AG and the Group General Counsel. He joined the Group in 1999.

**Shunji SAEKI**
52, is the President of Goldpfeil Sales Company of Japan, Ltd., which operates Goldpfeil business in Japan, Guam and Hawaii, the Executive Director of Egana Jewellery & Pearls Limited and the Managing Director of Haru Japan Corporation, Inc. He has been with the Group for more than 24 years.

**Jacquelin GROSSER-SAMUELS**
Is a board member and the President of EganaGoldpfeil (America) Corp. She manages the fine jewellery division and leads the Sales & Marketing of the watch division. She has 23 years experience in product development, manufacturing, sales and marketing in the jewellery industry.

**Dolf GEISSELER**
54, is the Managing Director of Egana Suisse SA and responsible for the Swiss market and Cerruti brand development. He has more than 25 years marketing experience in branded products. He joined the Group in 2001.

**Dieter DEEG**
49, is in charge of Egana Italia s.r.l. and has 35 years experience working in international companies in sales and marketing functions. He has been the Director of Junghans Uhren GmbH since 1999.






631
630









1 Mr. Narain Karthikeyan, top formula 1 racer in India, spearheaded the Carrera launch in India by participating in the inaugural Carrera Go Kart Race in Mumbai on 28th April, 2001.

2 Hurrah! Sales are up! Thoughts of good business kept the EganaGoldpfeil retailers warm and cheerful during an incentive trip to freezing cold Iceland.

3 Charity "run" — Goldpfeil running team participated in the "Frankfurt Challenger Run 2002"

4 Star attraction — local T.V. personalities and celebrities were captivated by the Young Spirit of Goldpfeil as expressed in the new shop concept and fashionable bags collections.

5 Forever young and successful — figure skating icon Katarina Witt continues to be a whirlwind success with the jewellery collection which bears her name.

6 Junghans celebrated its 140th anniversary in big style. Star pianist Justus Franz delighted the guests with his virtuosity during the gala evening.

7 Goldpfeil watch presentation and press conference in Basel 2002 — Board of Directors with seven watch makers.





EganaGoldpfeil Group products are manufactured in 6 production plants, each specialized in its individual products and production process.

**The Six EganaGoldpfeil production plants locations**

- **Offenbach** (Germany)
  Leather goods production
- **Schramberg** (Germany)
  High-technology production of radio-controlled and solar watches
- **Bangkok** (Thailand)
  Gold and silver jewellery production
- **Nan Ao** (China)
  Silver and gold jewellery production
- **Longgang** (China)
  Production of the Group's various watch brands
- **Xixiang** (China)
  Leather and nylon products production

# Watch production



Schramberg (Germany)



141 years ago, the Junghans brothers name was entered into the company register for the very first time. Since then, the brand with the star has been indelibly linked with the history of the German watch and clock industry. But the Junghans brand is not just about history.

The way in which time keeping would develop could hardly have been imagined back in 1861. Time technology was in the cold grip of mechanics. 70 years were to elapse before the wristwatch came to dominate proceedings at Junghans. But then change came thick and fast. Precision chronometers with well-documented accuracy in the fifties, the very first quartz wristwatch at the end of the sixties, the radio controlled table clock in the eighties, followed by the wristwatch radio controlled technology of the nineties. This development has not been restricted to Europe. This technology has reached the United States and the Japanese market.



Today Junghans is the market leader in this state-of-the-art and convenience oriented technology. Junghans radio-controlled timepieces are produced in Germany starting from the design, through development to production.

The Junghans vision: Radio Controlled = Quartz.

# Leather goods production



Offenbach (Germany)



Goldpfeil's production is housed in its original location in Offenbach — a building that has been put under monumental protection. After computer-aided paper patterns have been created, all items are first produced in the sample room. Necessary modifications will be made here. The production of high-quality leather handbags requires perfect craftsmanship. The profession of hand-bag maker has become quite rare and some of Goldpfeil's master craftsmen have decades of experience, which they pass on to the next generations. Many steps in the production remain hand-made and the highest precision is needed for cutting, skiving, splitting, gluing and stitching, which is done with high-tech sewing machines. The most important is of course the raw material. To ensure the highest quality, all leather skins are carefully selected by Goldpfeil's experts who search for the finest leather around the world. No Goldpfeil item leaves production without the minutest quality inspection for both workmanship and functionality.



# Jewellery production



## Nan Ao (China)



In 1997 the Group imported the entire former Speidel factory from Germany and rebuilt it in China for the production of the various jewellery brands of the Group. To ensure the highest efficiency the plant features state-of-the-art machinery such as ultrasonic cleaning, environmental sewage treatment, laser welding and electro-forming. The factory is one of the few to offer the full range of jewellery production including bangling, stamping, wax mould making, casting, emering, plating and stone setting. Quality is of the highest priority and each production process has its own quality control. All finished items then undergo a final inspection before delivery. To enhance the skills of the factory's 1,700 workers, they are regularly trained in advanced manufacturing methods.



## Group dynamics — strength



International



Technology

The success of the EganaGoldpfeil Group

is based on key factors and the strength

of utilizing synergies to the best advantage.

Quality


AZ
ABEL & ZIMMERMANN
seit 1885



Innovation


ESPRIT



## Distribution

**Europe**
- Andorra
- Austria
- Belgium
- Bosnia and Herzegovina
- Bulgaria
- Croatia
- Czech Republic
- Cyprus
- Denmark
- Finland
- France
- Germany
- Gibraltar
- Greece
- Hungary
- Ireland
- Italy
- Luxembourg
- Malta
- Netherlands
- Norway
- Poland
- Portugal
- Romania
- Russia
- Slovakia
- Slovenia
- Spain
- Sweden
- Switzerland
- Turkey
- Ukraine
- United Kingdom

**Asia**
- Bahrain
- China
- Guam
- Hong Kong
- India
- Indonesia
- Iran
- Israel
- Japan
- Jordan
- Korea
- Kuwait
- Lebanon
- Malaysia
- Oman
- Philippines
- Qatar
- Saudi-Arabia
- Singapore
- Taiwan
- Thailand
- United Arab Emirates

**North America**
- Canada
- Mexico
- United States of America

**South America**
- Argentina
- Aruba
- Bolivia
- Brazil
- Central America
- Chile
- Columbia
- Curacao
- Panama
- Peru
- Venezuela

**Africa**
- Algeria
- Egypt
- Morocco
- South Africa
- Tunisia

**Australia**
- Australia
- New Zealand

## Communication



GOLDPFEIL

GERMANY

1856


GOLD PFEIL



Goldpfeil experienced an exciting year 2001/2002. New collections in rare and state-of-the-art leather types were a main focus and resulted in renewed brand awareness. Goldpfeil's leather specialists work closely with tanneries to develop new and innovative leather finishes. This effort is reflected in the new collections. The watch collection introduced in March 2001 drew tremendous attention and underlined Goldpfeil's image as a luxury lifestyle brand. Goldpfeil's new collection of ladies' clothing with its stylish designs and lavish materials was expanded and well received by consumers.

A special milestone were the openings of additional flagship stores around the world, especially in fashion-oriented cities such as Duesseldorf, Wiesbaden and Hong Kong, which opened the second store in November 2001.

Consequent restructuring enables Goldpfeil today to offer better customer service and to concentrate on the development of further lifestyle products.

A new precious metal jewellery line is among new products to be introduced. Goldpfeil has re-established itself as a fashionable, high-quality brand and year-end results show that the new road leads into the right direction.




GOLD PFEIL







# STEFANIE | GRAF





Tennis icon Stefanie Graf is one of the world's most successful tennis players of all time and the recipient of many awards establishing her as a sports legend. She and Goldpfeil have now teamed up and designed a collection of handbags, small leather goods and light luggage to be marketed under the label Stefanie Graf. Ms. Graf was actively involved in the design of all styles, which perfectly match her personality and distinct style. The collection's motto is refined sportiveness and elegant mobility.



The collection will first be introduced in fall 2002. Clear designs are underlined by the use of soft leather in the latest colour trends. The collection reflects Ms. Graf's sportive career and is proof for her continued and diverse activities in other areas after she gave up playing tennis professionally.

GOLDPFEIL

GENEVE



GOLDPFEIL


Goldpfeil's introduction of exclusive watches to the world during Basel Fair 2001 was unmatched and followed by a tour around the world for more than a year.

Undeniably collector's pieces yet not designed as museum pieces but rather as vibrant witnesses of contemporary horological vitality, their unveiling was only the first stop-over before embarking on a world tour taking them to the world's great cities. In each prestigious location, a special exhibition at a top-rate retailer allows watch enthusiasts, connoisseurs and collectors to see and sense for themselves what the global buzz is all about. Its first stop was New York where the audience was captivated with its originality at the prestigious Waldorf Astoria Hotel, to be followed by an equally impressive exposure in Athens, Greece. By popular demand, the world tour will continue in 2002. The auction originally planned for Basel Fair 2002 was postponed to 20th November, 2002 in Geneva to accommodate the tour. Next stops include the Middle East and Far East with the tour ending in fall 2002. When these esteemed travellers finally fall under the hammer, their fate will be sealed as they are entrusted to the ownership of purchasers who are fully aware of the treasure they are acquiring. Nonetheless, like heirlooms who knows which destiny awaits them over generations and centuries to come! Their unknown future is an inherent part of their charm and appeal. Acquiring a Goldpfeil watch is not merely a purchase but it means rather becoming part of an extraordinary human and artistic endeavour. This is emphasized by the famous and prestigious auction house Christie's who will conduct the auction in Geneva on 20th November, 2002. It is reassuring to know that the Goldpfeil watches will be placed in the hands of this skilled and renowned firm, which is synonymous the world over for its fine auctioneering.



The concept of seven individual watchmakers creating seven watches of their choice received unprecedented attention and praise. While seven is a number associated with perfection, it would be hard to imagine that the creative impetus generated by this extraordinary association might be exhausted. Far from it! The seven exclusive


GOLDPFEIL
GENEVE

GOLD PFEIL
GENEVE

watches only lay the foundation for a collection that will evolve in many ways but always in the same direction — upward where the golden arrow is pointing!



The most exclusive jewellers around the globe are eager to offer their customers this innovative and luxurious Goldpfeil product. Made of finest materials such as white and yellow gold, platinum and diamonds, these creations are truly exceptional. The extraordinary collection symbolizes the creative alliance of the skills and talents of seven individuals at the peak of their art.

High-flying plans of the Goldpfeil team include the introduction of Ladies' watches based on the seven masterpieces, jewellery watches and additional models to enhance the existing collection.



To accompany the timepieces, a collection of finest jewellery will be introduced in fall 2002.

Goldpfeil watches are a true compliment to the fine leather products, that is the brand's core business and emphasize Goldpfeil's status as a life-style brand even more.

# MEXX


KISS
MEXX



EganaGoldpfeil launched this latest collection of watches in April 2002.

The watches are in harmony with the brand's trendy and fashionable perception. Surprising design solutions in high-quality yet unpretentious materials, these models are destined to conquer a wide customer base. A common denominator to all models is the polished logo and the wedge-shaped hour hand, which is reminiscent of the "E" in the logo.



The collection has been designed with the typical MEXX customer profile in mind and has been divided into four product lines, ranging from sporty to dressy and from graceful to bold. MEXX watches will have an impact and set a new impulse to the watch industry with their distinctive appearance and competitive price points.

JUNGHANS
GERMANY. SEIT 1861



Peter M. Binder
Definitiv Funk.
Definitiv Edelstahl.
Definitiv Junghans.
WELTNEUHEIT!
Junghans Integral
FUNK UHR
Immer die exakte Zeit. Nie wieder Zeit ein- und umste len. Junghans Integral Funkgenauigkeit in einem massiven Edelstahlge häuse Der Zeitkomfort von Junghans Hier für DM 499,-*.
JUNGHANS
Junghans. Zeit bewegt uns.




Helena




In its second year under the EganaGoldpfeil roof, Junghans continued to prosper by restructuring its activities and putting the Group's international orientation to its best advantage. Subsidiaries in many countries were merged to allow better utilization of resources and synergies.

As the centre of expertise for modern time-keeping technology, Junghans has established itself as a worldwide recognized innovator in the watch trade. A specialist in radio-controlled technologies, Junghans has increased its market positions. The launch in the US was highly successful and opened a wide range of new opportunities. And technology-spoiled Japanese consumers are impressed with these high-quality, state-of-the-art watch products. Junghans could establish itself in this highly competitive


Die
27 000 000.
Funkuhr
24.09.2001

market with the exclusivity of ceramic and the sportiveness of carbon combined with the luxuries of radio-control.

Junghans' success can be easily measured — in September 2001 the 27th million radio-controlled watch left production in the German headquarter Schramberg under the eyes of international guests.

2001 saw two world premieres. The ladies' line Integra is a collection of modern stainless steel watches with the smallest radio-controlled movements in the world and antennas integrated into the watch case. Another first is the incredibly light titanium line setting a new trend in the radio-controlled technology.

Its 140th birthday was celebrated with two anniversary editions of a 1951 mechanical chronograph in 18 karat gold. These were limited to (1861) pieces each in honour of Junghans' birth year.

Junghans' long tradition has culminated in modern and innovative time-keeping. New technologies are in the making and will continue this tradition.


JUNGHANS
RC SOLAR

ESPRIT
timewear


timewear





Esprit Timewear could defend its strong market position in 2001/2002 again, despite adverse market conditions and increasing competition in many countries around the globe.

Esprit convinces with unbeatable designs - feminine yet pure and simple bangles, new gents' chronographs with retro-shaped cases, paying tribute to Esprit's hip birth place San Francisco.

Important events of 2001/2002 included the Esprit Teamdays for retailers full of fun and activities around the Esprit products. The annual distributors' meeting resulted in important resolutions for future strategies with the input of our customers in true Esprit spirits - teamwork gets you to the finishing line!

Esprit's newsletter, published for newsworthy events such as fairs, new collections, etc., has become a forum of exchange for customers and Esprit Timewear and Jewel teams.

Important marketing tools were introduced in 2001/2002. The Brand Book summarizes the conclusions arrived at with key distributors and serves as a communication platform for handling and guiding Esprit Timewear and Jewel. A cinema spot with computer graphics and cool music have put Esprit into the limelight on big screens in Europe. Both tools resulted instantly in increased sales and renewed brand awareness.




ESPRIT
10 11 12 1 2
9
ESPRIT
8 7 6 5 4


ESPRIT
ESPRIT
ESPRIT

DUGENA®




DUGENA
QUARTZ
DUGENA




DUGENA
DUGENA


DUGENA
UM 15.40 UHR
DUGENA

"It's long since that unforgettable moments have become Dugena moments" - this is the new motto of Dugena's marketing campaign combining its long tradition with those memorable events.

Continuous marketing activities during the past few years paid off. In 2001/2002, Dugena could increase its brand awareness considerably, which was confirmed by a study analyzing consumer behaviour and brand development. It was conducted by Spiegel, the most prestigious news magazine in Germany. It clearly showed that Dugena belongs to one of the most recognized brands in Germany.

Another highlight was the "Beetle feeling with Dugena" campaign which joined two veterans in a promotion, which received a very high degree of recognition.

CARRERA


+++ seen in london +++
CARRERA®
www.carreratime.com




CARRERA
CARRERA

Carrera watches were successfully introduced in 2001 and distribution spans 17 countries already. Expansion is planned for 2002/2003 in various destinations around the world.

Carrera Time is the sporty lifestyle brand with special design features. All models spell sports and activity. New models will enhance the collection, and a special highlight for 2002 was the launch of a ladies line. These styles adjust in size but not in character. Carrera Time is one of the most recognizable watch designs in the world.


+++ seen in london +++
www.carreratime.com



Only the finest materials such as stainless steel, carbon fiber and titanium are used for these unique watches. Production is tightly controlled to ensure the highest quality.

The collection is accompanied by an extensive advertising campaign and new point-of-sale materials include eye-catching displays, posters and give-away items, all reflecting the design image of the brand.

# pierre cardin


pierre cardin
CHRONOGRAPH


pierre cardin

Pierre Cardin remains to be an idol in the world of fashion and glamour. The name's worldwide recognition is unquestionable and it still stands for exclusivity and trend setting innovations. A definite highlight in 2002 was Mr. Pierre Cardin's eightieth birthday in July.

Pierre Cardin watches impressed with a collection of modern and stylish watches. Following the trend, the ladies line featured a collection of glittering watches studded with circonia stones while others came along in extremely modern designs in stainless steel executions yet very feminine.

The gent's line was equally perceptive of latest trends with a line of very masculine yet not overpowering watches



in stainless steel - plain or bi-colour. Swiss movements and EganaGoldpfeil's rigid quality control are a guarantor for the best quality.



Pierre Cardin turned Smart in 2001. The Smart car promotion and lucky draw was a tremendous success. The lucky winner got to spend a full weekend with the Pierre Cardin Smart car convertible.

A new international advertising campaign was launched in 2002. It emphasizes the lifestyle image of the brand and underlines the modern and innovative collection. Pierre Cardin watches enjoy an undisputed reputation as a result of their high quality and reliability.

# BULOVA



Bulova has come a long way since Joseph Bulova opened his little jewellery shop in New York and started what is today a world renowned watch brand with international recognition.


BULOVA

Bulova's long tradition of fine watches continued in 2001/2002. In its 126th year, Bulova reinforced its deserved position as a recognized watch brand worldwide.



Stainless steel watches with see-through case backs marked the line "Prestige" while "Classics" feature a clear cut design in finest quality. "Elegance" followed the sparkling trend of ladies' dress watches studded with circonia stones. The highlight was a gents' line of chronographs whose stylish appearance underlines the distinct Bulova name.

AUTHENTIC OUTDOOR GEAR
FIELD & STREAM
• SINCE 1871 •



Time Has No Limits
FIELD & STREAM
X-STREME
FIELD & STREAM




When every second counts,
I rely on...
FIELD & STREAM
Karl Malone
FIELD & STREAM
Field & Stream® is a registered trademark owned and licensed by Field & Stream Licenses Co.,
PO B 47366, Plymouth, MN 55447 USA 763-557-8888, which is not associated with Field & Stream Magazine or Field & Stream footwear


The long tradition of Field & Stream® started in 1871 and has become a synonym for American history and the American way of life of outdoor sports activities.

Field & Stream® represents the ultimate in outdoor adventure watches. Quality, performance and style are expressed in brass, stainless steel and titanium. Their special features such as timers, water-resistance, built-in compasses, etc. are designed to meet any outdoor challenge and make them perfect companions for hiking, fishing, diving or any other sport there is. Field & Stream® has a watch for everyone at the right price.

2001/2002 marked further expansion and exciting new models entered the markets in 2002.

Field & Stream® is a registered trademark owned and licensed by Field & Stream Licenses Co., POB 47366 Plymouth MN55447 USA 763-557-8888, which is not associated with Field & Stream magazine or Field & Stream footwear.

# CERRUTI 1881



Cerruti watches underwent an extensive repositioning in 2001/2002. A new collection was introduced reflecting the high-quality and modern image of Cerruti.



CERRUTI 1881
CERRUTI 1881


Its namesake is the famous pink city of Petra in Jordan, which after being lost for close to 400 years was rediscovered in 1812. The breathtaking beauty of this desert city was translated into the new Cerruti watch collection. The monuments' windows inspired the square and rectangular cases. Available for men and women, these stainless steel watches are naturally "Swiss Made".

# amaretta™ LORICA®





Amaretta and Lorica are both man-made leathers - lightweight, waterproof, air-breathable and resistant to ripping and tearing, these two materials are incredibly versatile. Products range from clothing, shoes, watch straps and furniture to bags and luggage.


CRISPI

Both brands developed new prints and surface finishes in 2001/2002 and as a result, could gain further market potential. Plans for 2002 include laser embroidery, which the fashion industry is eagerly awaiting. Given the recent shortages of real leather, Amaretta and Lorica will further strengthen their positions in coming years.

# ARGENTA®





Visionary insight is Argenta's specialty. Famous brand names such as Goldpfeil, Courrèges and Daniel Hechter are just examples for Argenta's expertise in designing just the right eyewear by using modern high-tech materials.

Argenta gives you a bright outlook on life.

JEWELLERY & PEARLS LIMITED







EganaGoldpfeil's jewellery brands are comprised under the roof of Egana Jewellery & Pearls Limited. This separate listing allows consolidation of all activities and synergies can be utilized to each brand's optimum benefit.

Pierre Cardin, Kazto, Jacquelin, duNouveau, Speidel, Yamato, Esprit Jewel and Katarina Witt enjoy the advantages of this arrangement. The latest newcomer to the Group, Abel & Zimmermann, will come to realize the merits of joint purchasing opportunities and the various production facilities.

Egana Jewellery & Pearls Limited follows the Group's strategy of consolidating and enhancing its position in the jewellery field by committing all its efforts to designing, manufacturing and distributing products of the highest quality and in line with each brands' individual market presentation.

# Corporate Information

## DIRECTORS

Hans-Joerg SEEBERGER
*(Chairman and Chief Executive)*
Peter Ka Yue LEE
Michael Richard POIX
David Wai Kwong WONG*
Professor Udo GLITTENBERG*
Dr. Goetz Reiner WESTERMEYER*
*(*Non-executive Director)*

## SECRETARY

Lillian Kam Yuk WONG

## GROUP GENERAL COUNSEL

Takao SAKAMOTO

## AUDITORS

PricewaterhouseCoopers

## PRINCIPAL BANKERS

Standard Chartered Bank
Dresdner Bank AG
SEB AG
Heller Bank AG
Bank of China (Hong Kong) Limited
Crédit Agricole Indosuez
Banco Bilbao Vizcaya Argentaria, S.A.
Commerzbank AG
ANZ Bank
Credit Suisse First Boston

## REGISTERED OFFICE

P.O. Box 1787, 2nd Floor, One Capital Place,
Grand Cayman, Cayman Islands, British West Indies

## PRINCIPAL OFFICES

**Hong Kong**
Block C, 11th Floor, Hong Kong Industrial Centre,
489-491 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong
Tel: (852) 2741 2008 Fax: (852) 2744 9909 E-mail: eih@egana.com.hk

**Europe**
Gutenbergstrasse 4-6, 64319 Pfungstadt, Germany
Tel: 06157 / 959 - 0 Fax: 06157 / 959 277 E-mail: info@egana.de

## HONG KONG SHARE REGISTRARS & TRANSFER OFFICE

Secretaries Limited
5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong

## LISTING

The Stock Exchange of Hong Kong Limited Stock Code:48
(Constituent Stock of Hang Seng Composite Index Series)

## WEBSITE

http://www.egana.com


Revenue
(HK$'000)
3,200,000
2,800,000
2,400,000
2,000,000
1,600,000
1,200,000
800,000
0
2,542,438
2,454,236
3,174,230
2,204,449
1999
2000
2001/02
upto 31st Dec
1st Jan, 02 to 31st May, 02


Revenue By Geographical Locations
Period ended 31st May,2002
%
100
80
60
40
20
0
7%
13%
80%
America
Asia
Europe


Shareholders' Funds
(HK$'000)
1,400,000
1,050,000
700,000
350,000
0
1,142,030
1,229,074
1,295,429
31st Dec 1999
31st Dec 2000
31st May 2002


Contribution By Principal Activities
Period ended 31st May, 2002
(HK$'000)
800,000
600,000
400,000
200,000
0
18,755
185,746
379,148
682,612
Others
Leather
Jewellery
Timepieces

# Chairman Statement



Dear Shareholders:

I take the pleasure to present our first set of financial results following our change of accounting year end from 31st December to 31st May effective 2002.

"Change of year end enables operating efficiency enhancement and maximizes transparency and corporate governance compliance."

The change is with a view to enhancing operating efficiency and to providing a more evenly distributed financial performance reporting in our interim and annual results announcements, thereby promoting further transparency and better corporate governance for the benefit of the Company and our stakeholders.

"The world faced economic downturn; we take this opportunity to consolidate our fundamentals, thereby enabling us to ride future economic growth upon recovery."

Since the "September 11" event, the world economy has been subject to certain downturn within various jurisdictions even being at the edge of recession. The luxury consumer goods industry has seen an average 20% shrinkage in income, whilst the general consumer goods sector reflected an average of 30% drawback.

Our 17-month results to 31st May, 2002 showed sales revenue of HK$3,174 million (2000: HK$2,454 million); profit from operations of HK$188 million (2000: HK$179 million); distributable earnings of HK$52 million (2000: HK$92 million); and shareholder funds of HK$1,295 million (2000: HK$1,229 million).

Our annualized sales revenue in 2001/02 represents a modest drop of less than 9% as compared to 2000's, which translates into an above average performance. This is, inter alia, attributable to our "unique brand pyramid" strategy - over the years, we have established a well balanced brand portfolio ranging from fashion conscious, core contemporary, sports and technology driven products to sincere chic and prestigious sectors, which provides a better leverage in economic downturn, and sets a stronger platform to gain momentum upon recovery.

"JOOP!, MEXX and Abel & Zimmermann extend positive synergies to the Brand Pyramid."

In the period under review, we have added onto our brand portfolio the JOOP! licence covering the timepiece, jewellery and fashion accessory segments in favor of the upscale fashion conscious consumers, and the ownership of Abel & Zimmermann, a renowned prestigious fine jewellery brand. We also secured the MEXX licence for timepiece and distribution right of MEXX jewellery in Germany and Austria.

JOOP! has strong business activities in Germany, respectively Europe and is envisaged to have sound potential in Asia. Abel & Zimmermann, a German brand since 1885, having 60% of its revenue from US and 40% from Europe, is well poised to help the Group expand into the US elite jewellery market through a focus differentiation approach. MEXX is a mid-priced contemporary lifestyle brand and the cooperation with MEXX will enrich our Brand Pyramid by bringing an additional fashion theme.

"Investments in own brands and long term licenses showed positive impacts."

We have increased more of our resources in our own brands and long term licenses, which can allow a more direct and effective communication strategy being more responsive to market needs. As a result, our customer response time has been improved by 20% and the product mix can be adjusted more expeditiously, thereby securing an above industry average sales performance, a stronger brand loyalty and an appreciation in brand values (even) in the midst of global economy drawback.

"Goldpfeil is consumer-centred, an extension from the industry wide customer focused approach, and is realizing its vision of being a truly global lifestyle brand."

The brand value of Goldpfeil 1856 has increased by 150% since our acquisition in 4Q 1998. We remain committed to securing Goldpfeil as a truly global lifestyle brand through provision of quality and innovative products and services as well as a luxury atmosphere of shopping experience. This is made possible due to our extension from customer focused to consumer-centred strategy through, among others, observations of and interaction with our consumers in our Directly-Operated-Stores, Shops-in-Shops, franchisee partners and social events. This enables us to provide products and services that exceed our consumers' expectation. Thus, we have been (and will continue) innovating products to give our consumers better experience and greater enjoyment of them.

Whilst the progress has been slower than our original anticipation due to economic downturn, we are pleased that we have identified the appropriate strategy towards the goal, and are moving forward as planned for realizing the vision — Goldpfeil, a brand that its discreet consumers are proud to be associated with.

"Goldpfeil Geneve watch collection, with its overwhelming reception, endorses the overall brand progression to a lifestyle signature."

We are confident that our core competence and prominent stance in the leather segment will be rolled out into other lifestyle products sectors. This is in fact being endorsed by the watch industry and various renowned collectors towards our 7 "one-of-a-kind" and the 7 "exclusive series" collections of Goldpfeil Geneve watches, which were introduced to the market and the consumers in the past months. The auction of the 7 "one-of-a-kind" Goldpfeil Geneve watches to be held in Geneve in November 2002, is already tipped as a major event of the collectible watch industry. Analysts suggest that Goldpfeil enterprise value has been enhanced by 20% in this regard, reaching HK$2.5 billion.

Echoing the warm welcome of Goldpfeil Geneve watch collections, Goldpfeil prestigious jewellery masterpieces will be introduced in 4Q 2002 to accompany the watches to the professional and well bred with their desire to be fully attained.

The collaboration with Stefanie Graf in introducing the "Stefanie Graf by Goldpfeil" leather collection in August 2002 has proven to be another success of Goldpfeil's ability of innovating products to meet consumers' satisfaction.

"Spin-off of Goldpfeil to boost its corporate and brand awareness, and to enhance the overall shareholder value, going forward."

During the period under review, the leather division under the umbrella of Goldpfeil AG contributed revenue of HK$247.7 million, being 8% of the Group's aggregate (2000: HK$203.5 million). At an appropriate time, Goldpfeil operations will be spun-off for a separate listing on a recognized stock exchange to further boost its corporate and brand awareness as well as to enhance the shareholder value of the Group.

"Junghans Group is strategic fit."

The acquisition of Junghans Uhren GmbH ("Junghans") and its subsidiaries ("Junghans Group") in November 2000 is timely and strategic-fit. This enables the Group to shift its emphasis from bought-in-finished timepieces activities to more in-house branded timepiece production. During 2001/02, Junghans Group contributed revenue of HK$687.1 million, which substantially compensated the drop in bought-in-finished timepiece sales due to our planned strategy as well as certain economic downturn effect.

The timepiece division (including Junghans Group) brought turnover of HK$1,692 million (2000: HK$1,122 million), representing 53% of the Group's total.

"Junghans Systems (transponder) watch and Junghans Radio Controlled (atomic) timepieces are truly

Junghans Systems (transponder) watch and Junghans Radio Controlled (atomic) timepieces are pioneer in the respective fields, and have now set the trends in Europe, with extension into Asia and US.

consumer products with value added functions — a commitment to manifesting the latest ideas and translating them into daily usage for greater enjoyment by consumers."

Junghans Systems (transponder) watch uses the latest transponder technology enabling the wearer to use this watch for unlimited applications on a contactless basis, including opening doors, paying admission tickets, bus or rail fare, as an ID card, and an access pass for entertainment and leisure activities such as theme parks, theaters, concerts. Junghans Systems (transponder) watch will be introduced in 4Q 2002 as an ongoing program in Hong Kong following the overwhelming response to the Millennium series introduced in 2000. A contract has also been signed with a Taiwan service provider that Junghans Systems (transponder) watch will be launched with e-transport and e-payment functions. S. Korea and Singapore both have instituted contactless system in their respective public transport facilities, show interest in Junghans Systems watch program. In China, Shanghai, Guangzhou and Shenzhen public transport facilities service providers are in touch with Junghans for the program application possibility. Entities in the hospitality, theme park, entertainment and leisure, financial institutes have approached Junghans for possible collaboration. It is envisaged that Junghans Systems watch application has vast business potential in Asia and can add at least 20% to Junghans Group's revenue, going forward.

With the Japan transmission station being fully functional since 2000, and the encouraging development of the transmission possibility at Xian, the PRC, Junghans Radio Controlled (atomic per US terminology) timepieces are expected to be the growth driver in the watch industry in Asia. Using the German experience that every 10 watches sold, 1 is represented by radio controlled technology, there avails a potential business volume of over HK$1 billion for Junghans Radio Controlled timepiece in Asia.

Continuous research and development of latest technology applicable to timepieces are being undertaken by Junghans in Germany to bring value added functions for the better enjoyment of the consumers.

"Egana Jewellery contributes 27% of Group's revenue."

Egana Jewellery & Pearls Limited ("Egana Jewellery"), listed on the Hong Kong Stock Exchange, is 74% owned by EganaGoldpfeil. Being the Group's jewellery division, it enjoys the Group's global network and communications program synergy, and in turn contributes its income and business relationship for the benefit of the Group. In the period under review, Egana Jewellery recorded a turnover of HK$856 million (2000: HK$671 million), representing 27% of the Group's total revenue.

"Operating efficiency enhancement program increases cost-competitiveness."

In lieu of instituting massive cost-cutting measures prevailing in the industry, our philosophy is to pursue operating efficiency enhancement program to increase cost-competitiveness. In Germany, we are in the process of finalizing a "state-of-the-art" technology and logistics centre which consolidates the distribution activities for Europe and discharges the supply chain management function.

In addition, centralization of the existing 5 operations in Germany as the European headquarters is expected to contribute positively in the administration and management support functions. A prudent annual 15% cost savings is factored in during the feasibility study of this project.

In 2001/02, profit from operations was HK$188 million (2000: HK$179 million). Upon reflecting synergies arising from the technology and logistics centre and the centralized Europe headoffice, operating profits will be gradually enhanced.

"EganaGoldpfeil philosophy of continuous improvement — more positive effects are to be seen given its vertical integration business model."

This is in line with EganaGoldpfeil's philosophy of continuous improvement. Indeed, in addition to the above operating efficiency enhancement programs, positive actions are being taken to ameliorate the coordination between the production facilities in Asia and the distribution centres in Europe so as to bring forth the respective strengths to the overall advantages of the Group. The effects would be more readily seen having regard to the vertically integrated business model.

"Positive distributable earnings increase shareholder value to HK$1,295 million, 5 times of that at IPO."

With our own operating presence in 12 jurisdictions, and an established network covering 96 countries in 5 continents, this enables us to take a timely observation of the market developments, the customer and consumer needs and the industry progress, which we are ready to turn into opportunities, innovations and eventually business earnings. During the period under review, distributable earnings were HK$52 million. In 1Q 2002, the Company repurchased 395.7 million shares, representing 3.4% of the then issued share capital, at an aggregate sum of HK$81 million in accordance with our share repurchase mandate to protect shareholder value. The shareholder funds as of 31st May, 2002 were HK$1,295 million, which is 5 times of that of IPO in June 1993. The management will continue to strike for double-digit growth in its shareholder funds in future years.

On behalf of the Board, I would like to express our heartfelt thanks for the efforts and contribution of our employees and deep appreciation for their dedication to the Group. With their ongoing support, we are confident of sound prospects for our Group's future.

Hans-Joerg SEEBERGER
Chairman and Chief Executive

Hong Kong, 19th September, 2002

# Group Chart

**AUSTRIA**
Egana Juwelen & Perlen Handels GmbH *note 2*

**CHINA**
Bartelli Leather Products Limited
Calibre Jewellery (Shenzhen) Co. Ltd. *note 2*
Egana Asial Company Limited
Everstone Limited *note 2*

**FRANCE**
Goldpfeil France S.a.r.L.

**GERMANY**
Abel & Zimmermann GmbH & Co KG *note 2*
Collection Uhren und Schmuck GmbH
Egana Deutschland GmbH
Egana Europe (Holdings) GmbH
Egana Schmuck und Perlen GmbH *note 2*
Egana Speidel GmbH *note 2*
Goldpfeil AG
Haru Holding & Management GmbH
Haru-Kuraray GmbH
Junghans Uhren GmbH
Zeitmesstechnik GmbH

**HONG KONG**
Eco-Haru (Far East) Limited
Eco-Haru Property Investments Limited
Eco Swiss China Time Limited
Egana-Haru Mfr. Corp. Limited
Egana Information Technology Limited *note 4*
Egana Jewellery & Pearls Limited *note 1*
Egana of Switzerland (Far East) Limited
Goldpfeil Distribution and Services Limited
Junghans Asia Limited
Kai-Yin Lo Limited
Oro Design Limited *note 2*
Pioneer Ventures Limited
Tonic Industries Holdings Limited *note 3*

**INDIA**
Egana India Private Limited

**ITALY**
Egana Italia s.r.l
Lorica Sud s.r.l

**JAPAN**
Goldpfeil Company of Japan, Ltd.
Goldpfeil Sales Company of Japan, Ltd.
Haru Japan Corporation, Inc.

**SWITZERLAND**
Egana Suisse SA

**THAILAND**
Keimothai Limited *note 2*

**UNITED KINGDOM**
Goldpfeil UK Limited

**U S A**
EganaGoldpfeil (America) Corp.
Egana Jewelry & Pearls (America) Corp. *note 2*
Egana of Switzerland (America) Corp.
Goldpfeil Hawaii
Goldpfeil America Inc.
Goldpfeil Guam, Inc.
Jacquelin Designs Enterprises, Inc. *note 2*

**WORLDWIDE**
Egana.Com

*note 1* subsidiary company of the Group and is listed on The Stock Exchange of Hong Kong Limited
*note 2* subsidiaries of Egana Jewellery & Pearls Limited
*note 3* associate of the Group and is listed on The Stock Exchange of Hong Kong Limited
*note 4* associate of the Group

# Group's Main Offices

## ASIA

**China**

○ Calibre Jewellery (Shenzhen) Co. Ltd.

Block 2
Shang Qi Sha Tong Fu Industrial Estate
Nan Nong Village
Nan Ao, Longgang District
Shenzhen, China

Tel: (86) 755-8440-0448
Fax: (86) 755-8440-4488

**Hong Kong**

○ EganaGoldpfeil (Holdings) Limited
○ Egana Jewellery & Pearls Limited
○ Goldpfeil Distribution and Services Limited
○ Junghans Asia Limited

Block C, 11th Floor
Hong Kong Industrial Centre
489-491 Castle Peak Road
Cheung Sha Wan, Kowloon
Hong Kong

Tel: (852) 2741-2008
Fax: (852) 2744-9909

**India**

○ Egana India Private Limited

1st Floor, Tiecicon House
Dr. E. Moses Road
Mahalaxmi
Mumbai 400 011
India

Tel: (91) 22-495-5656
Fax: (91) 22-495-5663

**Japan**

○ Goldpfeil Company of Japan, Ltd.
○ Haru Japan Corporation, Inc.

Rikuoh Nishi-Ikebukuro Building 7F
5-26-19 Nishi-Ikebukuro
Toshima-ku, Tokyo 171-0021
Japan

Tel: (81) 3-5995-2750
Fax: (81) 3-5995-2775

**Thailand**

○ Keimothai Limited

4/4-7 Ratchadapisek Road
Thapra
Bangkok 10600
Thailand

Tel: (662) 457-0122
Fax: (662) 457-8148

## EUROPE

**Austria**

○ Egana Juwelen & Perlen Handels GmbH

Hauffgasse 3-5/2 OG
1110 Wien
Austria

Tel: (43) 1-715-44770
Fax: (43) 1-715-447790

**France**

○ Goldpfeil France S.a.r.L.

40, Avenue Hoche
75008 Paris
France

Tel: (33) 1-5383-9000
Fax: (33) 1-4289-2227

**Germany**

○ Egana Europe (Holdings) GmbH
○ Goldpfeil AG
○ Junghans Uhren GmbH

Headquarters:
Kaiserstrasse 39-49
D-63065 Offenbach/Main
Germany

Tel: (49) 69-8050-0
Fax: (49) 69-8050-277

**Italy**

○ Lorica Sud s.r.l.

Via Larga 23
20122 Milano
Italy

Tel: (39) 02-58298501
Fax: (39) 02-58298526

**Switzerland**

○ Egana Suisse SA
○ Goldpfeil Geneva SA

8 rue Céard
CH-1204 Genève
Switzerland

Tel: (41) 22-317-7980
Fax: (41) 22-317-7981

**United Kingdom**

○ Goldpfeil UK Limited

Knightsbridge
SW 1 X 7 X L
London, UK

Tel: (44) 20-7451-9000
Fax: (44) 20-7451-9090

## NORTH AMERICA

**USA**

○ EganaGoldpfeil (America) Corp.
○ Jacquelin Designs Enterprises, Inc.

4951 Airport Parkway
Suite 803 Addison
Texas 75001, USA

Tel: (1) 972-490-0101
Fax: (1) 972-490-5912

# Financial Contents

(Amounts expressed in Hong Kong dollars unless otherwise stated)

The Directors have pleasure in submitting their report together with the audited accounts of EganaGoldpfeil (Holdings) Limited (the "Company") and its subsidiaries (the "Group") for the seventeen-month period from 1st January, 2001 to 31st May, 2002 (the "period").

## CHANGE OF FINANCIAL YEAR END

Pursuant to the directors' resolution passed on 29th April, 2002, the Group has changed its financial year end from 31st December to 31st May. Accordingly, the financial period of the Group, for which audited accounts were prepared covers the seventeen-month period from 1st January, 2001 to 31st May, 2002.

## PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The Company is an investment holding company. Its subsidiaries and associates are principally engaged in (i) design, assembly, manufacturing and distribution of timepieces, jewellery and leather products; (ii) licensing or assignment of brandnames or trademarks to third party; (iii) trading of timepiece components, jewellery and consumer electronic products and (iv) distribution of branded products through franchisees under the franchising arrangement.

An analysis of the Group's turnover and segment information for the year ended 31st December, 2000 and the period is set out in Note 3 to the accompanying accounts.

## MAJOR CUSTOMERS AND SUPPLIERS

During the period, less than 30% of the Group's sales and purchases were attributable to the Group's five largest customers and suppliers respectively.

At 31st May, 2002, none of the Directors, their associates or any shareholders (which to the knowledge of the Directors owned more than 5% of the Company's share capital) had a beneficial interest in the Group's five largest customers or suppliers.

## RESULTS AND DIVIDENDS

The results of the Group for the period are set out in the consolidated profit and loss account on page 67.

During the period, the Directors have declared an interim dividend of 0.13 cent (2000: Nil) per share, which was fully paid on 15th November, 2001.

The Directors do not recommend the payment of a final dividend (2000: Nil), and recommend that the retained profits of approximately $366,243,000 at 31st May, 2002 be carried forward.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## FINANCIAL REVIEW

The Group achieved revenue of $3,174 million (US$407 million) for the 17 months to 31st May, 2002 (2002), compared to $2,454 million (US$315 million) for the 12 months to 31st December, 2000 (2000). This shows an annualized drop of 9% in 2002 over 2000, which is better than the average industry contraction of 30%.

As 2001 Second Interim Report indicated, the drop in the revenue in the 12 months to 31st December, 2001 was due to the Euro weakness. By leveraging its strong brand portfolio and its extensive distribution network, the Group managed an encouraging 6% rebound in the revenue during the 5 months to 31st May, 2002.

Segmental turnover figures for 2002 show timepieces at 53% (2000: 46%), jewellery at 27% (2000: 27%) and leather and others at 20% (2000: 27%).

Geographical turnover breakdown for 2002 shows Europe at 80% (2000: 70%), Asia Pacific at 13% (2000: 23%) and America at 7% (2000: 7%).

In 2002, branded goods accounted for 78% of the revenue up from 72% in 2000. The rising branded goods revenue trend is in line with Group's strategic objective "to be among the top most respected multi-brand groups in the world". Along with the efforts on branded goods, the Group has made significant investments in strengthening its brand portfolio and streamlining its supply chain. This includes the continued investment in consolidating the existing 6 distribution centers into a single European Logistics Center near Frankfurt, Germany and simultaneous implementation of ERP and CRM programs.

The Group is also currently establishing its European headquarters in Frankfurt-Offenbach, Germany by integrating various German operations to cope with the anticipated business growth.

Expenditure related to the above investments has been written off in 2002 in accordance with Group's standard prudent approach and in compliance with the accounting pronouncements. Although, this has resulted in Selling and Distribution Expenses rising by 11% in 2002, it has placed the Group on a solid foundation of being able to deliver enhanced customer service at lower future ongoing operational costs resulting in significant boost to the future profitability.

Operating profit from operations, operating profit margin and average annualized return on equity are $188 million (US$24 million), 6% and 4% respectively. As stated above, Group's brand and supply-chain management investment efforts in 2002 are expected to enable the Group to deliver enhanced shareholder returns in the coming years.

Average debtor turnover days for 2002 were 55 down from 60 in 2000 and further ahead of the industry norm of 120 days. This improvement was achieved, under deteriorating market conditions, by Group's focused credit risk and working capital management efforts.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## FINANCIAL REVIEW *(Cont'd)*

The 2002 closing inventory of $590 million (US$76 million) is 2% less than 2000 figure of $605 million (US$78 million). Having regard to the seasonal increase in inventory levels during the spring to autumn period (major European and US trade shows are held in the first half of the year and Fall-Christmas sale planning and production occurs in summer), the closing inventory position is at a comfortable level. This shows that the effective inventory management efforts have reduced working capital investment requirements and are helping to deliver higher shareholder returns.

During 2002, the Group financed its operations by internal resources and bank borrowings. As at 31st May, 2002, the short-term bank borrowings stood at $749 million (2000: $632 million) or US$96 million (2000: US$81 million). The current and quick ratios are at 1.4 and 1 respectively, both of which are ahead of the industry yardsticks. The cash and cash equivalents as of 31st May, 2002 are $588 million or US$75 million. Given the healthy financial platform, the Group considers its level of resources sufficient to meet its working capital requirements.

The Group has invested $168 million as minority strategic investors in 5 investment funds which have investments primarily in consumers products industry in Asia-Pacific, and which have other strategic investors also engaging in the consumer products industry in Far East. This investment is with a view to enhancing the industry know-how and relationship in the core business activities of the Group and to enjoying capital appreciation. During the ensuing period, the investment funds have extended a return on investment of 16% to the Group.

During the ensuring period CSFB converted its 3 year US$15 million convertible notes in the Group into equity of $42 million. The outstanding amount of the convertible notes due to expire in December 2002 is $13 million.

To enhance the return on shareholder funds, the Group in the first quarter of 2002 applied $80 million to repurchase its own shares representing 3% of its issued capital. This has received positive recognition by the investing public and the support of our stakeholders.

The gearing ratio (total interest bearing debt/tangible net worth) is at a manageable 0.9 that is below market average of 1.1. The interest cover is at 3 times. The above figures reflect Group's proven strategy to keep the debts at manageable levels while taking full advantage of gearing in the current low interest environment to deliver enhanced shareholder returns.

The Group practices natural hedging (having revenue and expenses denominated in the same currency) to the extent possible and has a practice of hedging currency notes as far as is reasonably practicable. Thus the foreign currency exposure has been properly contained.

The Group had no significant capital expenditure commitments as at 31st May, 2002.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## FINANCIAL REVIEW *(Cont'd)*

As of May 31st, 2002, shareholder funds stood at $1,295 million (US$166 million). When taken together with the share repurchase amount of $80 million, the effective shareholder funds are $1,375 million (US$176 million) or $146 million higher than the 2000 level ($1,229 million or US$158 million) and represent 5 times our 1993 pre-IPO level. The inclusion of the independent valuation of the brand portfolio will put the Group's intrinsic value above $5 billion.

## EMPLOYEES AND REMUNERATION POLICIES

At 31st May, 2002, the Group employed approximately 3,800 staff. Remuneration is determined by reference to their qualifications and experiences of the staff concerned. The Group has adopted a performance evaluation policy whereby employees with outstanding performance will be awarded.

## SHARE CAPITAL AND SHARE OPTIONS

Details of movements in share capital and share options of the Company during the period are set out in Note 22 to the accompanying accounts.

## CONVERTIBLE DEBENTURES

Details of the terms of the convertible debentures are set out in Note 21 to the accompanying accounts.

## RESERVES

Movements in reserves of the Group and the Company during the period are set out in Note 23 to the accompanying accounts.

Under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands, share premium of the Company is available for distributions or payment of dividends to shareholders subject to the provisions of its Memorandum and Articles of Association and provided that immediately following the distribution or payment of dividends the Company is able to pay its debts as they fall due in the ordinary course of business. In accordance with the Company's Articles of Association, no dividend shall be paid otherwise than out of retained profits of the Company or the amount held in any share premium account. At 31st May, 2002, the Company's share premium amounted to approximately $324,674,000 (2000: $352,650,000) while its retained profits amounted to approximately $124,095,000 (2000: $215,857,000).

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, the Company repurchased its shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), all of which have been automatically cancelled, as follows:

| Month | Number of shares purchased | Highest price paid per share $ | Lowest price paid per share $ | Total amount paid $ |
|---|---|---|---|---|
| February, 2002 | 161,060,000 | 0.206 | 0.202 | 32,961,750.72 |
| March, 2002 | 234,640,000 | 0.205 | 0.202 | 48,013,625.35 |
| | 395,700,000 | | | 80,975,376.07 |

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

## PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Memorandum and Articles of Association of the Company and the Companies Law of the Cayman Islands.

## SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's subsidiaries and associates at 31st May, 2002 are set out in Notes 15 and 16 to the accompanying accounts respectively.

## FIXED ASSETS

Details of the movements in fixed assets during the period are set out in Note 12 to the accompanying accounts.

## BANK LOANS AND OVERDRAFTS

Particulars of bank loans and overdrafts at 31st May, 2002 are set out in Notes 19 and 20 to the accompanying accounts respectively. There was no interest capitalised by the Group during the period.

## DONATIONS

During the period, the Group made charitable and other donations of approximately $206,000 (for the year ended 31st December, 2000: $185,000).

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## PENSION SCHEMES AND COSTS

Details of pension schemes and costs are set out in Notes 2, 5 and 25 to the accompanying accounts respectively.

## SUBSEQUENT EVENTS

Details of significant subsequent events are set out in Note 30 to the accompanying accounts.

## DIRECTORS

The Directors who held office during the period and up to the date of this report were as follows:

**Executive Directors**

Hans-Joerg SEEBERGER *(Chairman and Chief Executive)*

Peter Ka Yue LEE

Michael Richard POIX

**Non-executive Directors**

David Wai Kwong WONG

Professor Udo GLITTENBERG

Dr. Götz Reiner WESTERMEYER

In accordance with Article 92 of the Company's Articles of Association, Mr. Michael Richard POIX and Dr. Götz Reiner WESTERMEYER shall retire by rotation from office and, being eligible, offer themselves for re-election. All other Directors continue in office.

## DIRECTORS' SERVICE CONTRACTS

Mr. Hans-Joerg SEEBERGER's three-year service agreement with the Company was expired on 31st August, 2001. The service agreement was renewed for another three years until 31st August, 2004.

Mr. Peter Ka Yue LEE's three-year service agreement with the Company was expired on 31st December, 2001. The service agreement was renewed for another three years until 31st December, 2004.

Mr. Michael Richard POIX's three-year service agreement with the Company was expired on 31st March, 2001. The service agreement was renewed for another three years until 31st March, 2004.

Save as disclosed above, none of the Directors being proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company or its subsidiaries which is not terminable by the Company or its subsidiaries within one year without payment of compensation (other than statutory compensation).

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## DIRECTORS' INTERESTS IN SECURITIES

At 31st May, 2002, the interests of the Directors, chief executive and their associates in the securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance were as follows:

### The Company

| | | Number of shares | |
|---|---|---|---|
| **Name of Directors** | **Personal interests** | **Corporate interests** | **Total** |
| Hans-Joerg SEEBERGER | — | 4,466,984,746 *(Note i)* | 4,466,984,746 |
| Peter Ka Yue LEE | 5,302,915 | 80,268,380 *(Note ii)* | 85,571,295 |
| Michael Richard POIX | 28,265,860 | — | 28,265,860 |
| Dr. Goetz Reiner WESTERMEYER | 2,880,000 | — | 2,880,000 |
| Professor Udo GLITTENBERG | 1,152,000 | — | 1,152,000 |

### Associated corporations

**Egana Jewellery & Pearls Limited ("Egana Jewellery")**

| | | Number of shares | |
|---|---|---|---|
| **Name of Directors** | **Personal interests** | **Corporate interests** | **Total** |
| Hans-Joerg SEEBERGER | — | 2,304,940,990 *(Note iii)* | 2,304,940,990 |
| Peter Ka Yue LEE | 736,516 | 11,148,386 *(Note ii)* | 11,884,902 |
| Michael Richard POIX | 3,733,986 | — | 3,733,986 |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## DIRECTORS' INTERESTS IN SECURITIES *(Cont'd)*

### Associated corporations *(Cont'd)*

### Tonic Industries Holdings Limited

| | Number of shares | | |
|---|---|---|---|
| **Name of Directors** | **Personal interests** | **Corporate interests** | **Total** |
| Hans-Joerg SEEBERGER | — | 157,374,869 *(Note iv)* | 157,374,869 |

*Notes:*

i. These shares were registered in the name of Peninsula International Limited and its nominee which held the same as nominee for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries included Mr. Hans-Joerg SEEBERGER and his family.

ii. These shares were beneficially owned by Joshua Limited, a company which was wholly and beneficially owned by Mr. Peter Ka Yue LEE.

iii. 10,449,548 shares were registered in the name of Peninsula International Limited and its nominee which held the same as nominee for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries included Mr. Hans-Joerg SEEBERGER and his family. 2,294,491,442 shares were registered in the name of the Company and its nominee. By virtue of his interest in the Company pursuant to section 8 of the SDI Ordinance, Mr. Hans-Joerg SEEBERGER was deemed to be interested in these shares.

iv. The shares were held by wholly owned subsidiaries of the Company. By virtue of his interest in the Company pursuant to section 8 of the SDI Ordinance, Mr. Hans-Joerg SEEBERGER was deemed to be interested in these shares.

Except that certain Directors held certain nominee shares in subsidiaries in trust for the Company or its subsidiaries at 31st May, 2002, no Directors held an interest in the share capital of the Company or any of its subsidiaries other than those as disclosed above.

Save as disclosed above, at 31st May, 2002, none of the Directors or chief executive or their associates had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations which are required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which are deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

## CONNECTED TRANSACTIONS

Details of the connected transactions for the period are set out in Note 29(b) to the accompanying accounts. The independent Non-executive Directors have reviewed the connected transactions set out in Note 29(b) and confirmed that those transactions were:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms and fair and reasonable so far as the shareholders of the Company were concerned and in the interest of the Company as a whole; and

(iii) within the relevant cap amounts as agreed by the Stock Exchange.

Save as disclosed therein, there were no other transactions which needed to be disclosed as connected transactions in accordance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## SHARE OPTION SCHEME

### The Company

Share options are granted to the Directors, executives and employees under the Executive Share Option Scheme of the Company (the "Scheme") adopted on 31st May, 1993. Details of the Scheme are as follows:

| | | | |
|---|---|---|---|
| 1. | Purpose of the Scheme | An incentive to executive management and employees. | |
| 2. | Participants of the Scheme | Eligible full-time employees including the Executive Directors of the Company and its subsidiaries. | |
| 3. | Total number of shares available for issue under the Scheme and the percentage of issued share capital at 19th September, 2002 | 455,980,000 shares (prior to share consolidation as described in Note 30(b) to the accompanying accounts), representing approximately 4.07% of the issued capital. | |
| 4. | Maximum entitlement of each participant under the Scheme | 25% of the aggregate number of shares issued and issuable under the Scheme. | |
| 5. | The period within which shares must be taken up under an option | 10 years commencing from the date of grant of such options. | |
| 6. | The minimum period for which an option must be held before it can be exercised | Year 1: | up to 20% of shares comprised in the options at its date of grant (or if applicable as subsequently adjusted in accordance with the Scheme); |
| | | Year 2: | up to 40% of shares so comprised, less the percentage of shares in respect of which the option was exercised in Year 1; |
| | | Year 3: | up to 60% of shares so comprised, less the percentage of shares in respect of which the option was exercised in Years 1 and 2; |
| | | Year 4: | up to 80% of shares so comprised, less the percentage of shares in respect of which the option was exercised in Years 1, 2 and 3; and |
| | | Years 5: to 10 (inclusive) | all shares so comprised in respect of which the option was not previously exercised. |

## SHARE OPTION SCHEME *(Cont'd)*

**The Company** *(Cont'd)*

| | | |
|---|---|---|
| 7. | The amount payable on acceptance of the option | Nominal amount of $1.00 upon acceptance of the option. |
| 8. | The basis of determining the exercise price | The exercise price is the higher of:<br>(a) 85% of the average of the closing prices of shares on the Stock Exchange of five business days immediately preceding the date of offer to grant the option; and<br>(b) the nominal value thereof. |
| 9. | The remaining life of the Scheme | The Scheme will expire on 31st May, 2003. |

On 1st September, 2001, amendments to Chapter 17 of the Listing Rules (the "New Rules") on share option schemes came into effect. If the Company wishes to continue to grant options under the Scheme on or after 1st September, 2001, it must also comply with the new requirements set out in the New Rules. However, all options granted prior to the coming into effect of the said amendments will remain in full force and effect.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## SHARE OPTION SCHEME *(Cont'd)*

### The Company *(Cont'd)*

The following shows the particulars of the share options of the Company granted to the Directors, executives and employees of the Group that are required to be disclosed pursuant to Rule 17.07 of Chapter 17 and sub-paragraph 13(1)(b) of Appendix 16 of the Listing Rules during the period:

| Directors | Number of shares comprising the options outstanding at the beginning of the period | Number of options lapsed | Number of shares comprising the options outstanding at the end of the period | Date granted | Subscription price per share |
|---|---|---|---|---|---|
| | | | | | $ |
| Hans-Joerg SEEBERGER | 120,000,000 | — | 120,000,000 | 09/01/2000 | 0.211 |
| Peter Ka Yue LEE | 200,000 | — | 200,000 | 06/04/1994 | 0.128 |
| | 5,000,000 | — | 5,000,000 | 09/01/2000 | 0.211 |
| Michael Richard POIX | 380,000 | — | 380,000 | 06/04/1994 | 0.128 |
| | 5,000,000 | — | 5,000,000 | 17/01/2000 | 0.211 |
| Employees under continuous contracts (excluding Directors) | 331,850,000 | 6,450,000 | 325,400,000 | 06/04/1994 to 07/08/2000 | * |
| | 462,430,000** | 6,450,000 | 455,980,000** | | |

* *The options are exercisable at subscription price of $0.128 or $0.211 or $0.345 per share.*

** *38,420,000 shares comprising the options were cancelled in December 1999.*

Note: The outstanding options can be exercised in accordance with the Scheme at any time from the date on which the option is granted and prior to the expiry of 10 years from that date, provided that up to 20%, 40%, 60% and 80% of the original number of shares comprising the options can be exercised in the 1st, 2nd, 3rd and 4th year from the date granted, respectively.

No options were granted and exercised during the period.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## SHARE OPTION SCHEME *(Cont'd)*

### Egana Jewellery

Share options are granted to the directors, executives and employees of Egana Jewellery under the Executive Share Option Scheme of Egana Jewellery (the "Egana Jewellery Scheme") adopted on 26th June, 1998 and became unconditional on 23rd July, 1998. Details of the Egana Jewellery Scheme are as follows:

| | | |
|---|---|---|
| 1. | Purpose of the Egana Jewellery Scheme | An incentive to executive management and employees. |
| 2. | Participants of the Egana Jewellery Scheme | Eligible full-time employees including the executive directors of Egana Jewellery and its subsidiaries. |
| 3. | Total number of shares available for issue under the Egana Jewellery Scheme and the percentage of issued share capital at 19th September, 2002 | 131,250,000 shares (prior to share consolidation which took effect on 5th September, 2002), representing approximately 4.23% of the issued capital. |
| 4. | Maximum entitlement of each participant under the Egana Jewellery Scheme | 25% of the aggregate number of shares issued and issuable under the Egana Jewellery Scheme. |
| 5. | The period within which shares must be taken up under an option | 10 years commencing from the date of grant of such options and ending on the date of expiry of the Egana Jewellery Scheme. |
| 6. | The minimum period for which an option must be held before it can be exercised | Year 1: up to 20% of shares comprised in the options at its date of grant (or if applicable as subsequently adjusted in accordance with the Egana Jewellery Scheme);<br>Year 2: up to 40% of shares so comprised, less the percentage of shares in respect of which the option was exercised in Year 1;<br>Year 3: up to 60% of shares so comprised, less the percentage of shares in respect of which the option was exercised in Years 1 and 2; |

## SHARE OPTION SCHEME *(Cont'd)*

**Egana Jewellery** *(Cont'd)*

| | | | |
|---|---|---|---|
| | | Year 4: | up to 80% of shares so comprised, less the percentage of shares in respect of which the option was exercised in Years 1, 2 and 3; and |
| | | Years 5: to 10 (inclusive) | all shares so comprised in respect of which the option was not previously exercised. |
| 7. | The amount payable on acceptance of the option | Nominal amount of $1.00 upon acceptance of the option. | |
| 8. | The basis of determining the exercise price | The exercise price is the higher of:<br>(a) 85% of the average of the closing prices of shares of Egana Jewellery on the Stock Exchange of five business days immediately preceding the date of offer to grant the option; and<br>(b) the nominal value thereof. | |
| 9. | The remaining life of the Egana Jewellery Scheme | The Egana Jewellery Scheme will expire on 23rd July, 2008. | |

On 1st September, 2001, the New Rules on share option schemes came into effect. If Egana Jewellery wishes to continue to grant options under the Egana Jewellery Scheme on or after 1st September, 2001, it must also comply with the new requirements set out in the New Rules. However, all options granted prior to the coming into effect of the said amendments will remain in full force and effect.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## SHARE OPTION SCHEME *(Cont'd)*

### Egana Jewellery *(Cont'd)*

The following shows the particulars of the share options of Egana Jewellery granted to the directors, executives and employees of Egana Jewellery group that are required to be disclosed pursuant to Rule 17.07 of Chapter 17 and sub-paragraph 13(1)(b) of Appendix 16 of the Listing Rules during the period:

| Directors | Number of shares comprising the options outstanding at the beginning of the period | Number of options lapsed | Number of shares comprising the options outstanding at the end of the period | Date granted | Subscription price per share |
|---|---|---|---|---|---|
| | | | | | $ |
| Hans-Joerg SEEBERGER | 33,000,000 | — | 33,000,000 | 09/01/2000 | 0.224 |
| Peter Ka Yue LEE | 2,500,000 | — | 2,500,000 | 09/01/2000 | 0.224 |
| Michael Richard POIX | 2,500,000 | — | 2,500,000 | 17/01/2000 | 0.224 |
| Employees under continuous contracts (excluding Directors) | 94,750,000 | 1,500,000 | 93,250,000 | 06/01/2000 to 31/01/2000 | 0.224 |
| | 132,750,000 | 1,500,000 | 131,250,000 | | |

Note: The outstanding options can be exercised in accordance with the Egana Jewellery Scheme at any time after the date upon which the option is granted but not later than 10 years from the date on which the Egana Jewellery Scheme is adopted, provided that up to 20%, 40%, 60% and 80% of the original number of shares comprising the options can be exercised in the 1st, 2nd, 3rd and 4th year from the date granted, respectively.

No options of Egana Jewellery were granted and exercised during the period.

Save as disclosed above, at 31st May, 2002, neither the Directors or chief executive nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company or any of its subsidiaries, or had exercised any such right during the period.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed below, no contracts, commitment or agreement of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, existed at the end of the period or at any time during the said period:

(a) A deed dated 19th September, 1992 was made between the Company, Mr. Hans-Joerg SEEBERGER and Mr. Siegfried Adalbert UNRUH, a former Director, under which Mr. SEEBERGER and Mr. UNRUH jointly and severally covenanted to indemnify the Company against any liabilities incurred by Eco Swiss China Time Limited, a subsidiary of the Company, in relation to any liabilities of Eco Swiss SpA and Contempo SpA.

(b) Mr. David Wai Kwong WONG is a director of International Taxation Advisory Services Limited, a company which received professional fees from the Group of approximately $10,593,000 (inclusive of disbursements) during the period (for the year ended 31st December, 2000: $7,422,000), in connection with the provision of taxation and corporate advisory services to the Group.

## BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

### Executive Directors

**Hans-Joerg SEEBERGER**, aged 59, is the founder of the Group, Chairman and Chief Executive of the Company. He has more than 21 years' experience in the timepiece, jewellery and leather business in the Far East and Europe. He is responsible for the Group's overall corporate policy and development strategy as well as overseeing the Group's operations worldwide, particularly in the financial and marketing aspects.

**Peter Ka Yue LEE**, aged 55, is responsible for the financial and general management of the Group's Hong Kong operations. Before joining the Group, he worked as an executive in marketing and corporate management in several international companies in the consumer and manufacturing industries. He joined the Group in 1978.

**Michael Richard POIX**, aged 50, joined the Group in October 1988. He previously worked with a large German mail order house, a large German department store organisation as a foreign trader in their trade departments and a retail company in Germany as the head of the purchasing department for watches, jewellery and electronics. He is responsible for the day-to-day operations of the Group's business and ensuring compliance with the Group's obligations under its brandname licences.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(Cont'd)*

### Non-executive Directors

**David Wai Kwong WONG**, aged 44, has over 21 years' experience in finance, accounting, corporate and taxation affairs. He is a fellow of the Association of Chartered Certified Accountants, and an associate of the Hong Kong Society of Accountants, the Australian Association of Practising Accountants and the Australasian Association of Secretaries and Managers. He is a director of International Taxation Advisory Services Limited and is also a non-executive director of Egana Jewellery and seven other Hong Kong listed companies.

**Professor Udo GLITTENBERG**, aged 58, is a professor in business administration, having studied in the United States and Europe. Before establishing two private business schools in Germany, he was the chief executive of a steel and plastics manufacturing group and a team leader in a Chinese-German government co-operation project in Shanghai, the People's Republic of China.

**Dr. Götz Reiner WESTERMEYER**, aged 61, was previously the managing director of a major Japanese consumer electronics company based in Düsseldorf, Germany, for over 11 years, and had worked as an executive in charge of the consumer electronics division of a major conglomerate headquartered in Turkey. He is currently the executive of a German orgainsation representing certain interests from the Eastern Europe for consumer electronics products. He obtained his doctorate in joint venture management from Munich University. He has extensive experience in the import and distribution of consumer electronic products and other consumer products throughout Europe.

Biographical details of senior management of the Group are set out in The People section on page 4.

## SUBSTANTIAL SHAREHOLDERS

At 31st May, 2002, the following entities (not being a Director or chief executive of the Company) held an interest of 10% or more in the issued share capital of the Company which is required to be recorded under section 16(1) of the SDI Ordinance:

| Name | Number of issued shares | Percentage of issued share |
|---|---|---|
| Peninsula International Limited *(Note i)* | 4,466,984,746 | 39.83% |
| Trustcorp Limited as trustee of the Captive Insurance Trust *(Note ii)* | 4,466,984,746 | 39.83% |

## SUBSTANTIAL SHAREHOLDERS *(Cont'd)*

*Notes:*

i. These shares were registered in the name of Peninsula International Limited and its nominee which held the same as nominee for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries included Mr. Hans-Joerg SEEBERGER and his family.

ii. Duplication of Peninsula International Limited's holding.

Save as disclosed above, at 31st May, 2002, the Company was not notified by any persons who had an interest of 10% or more in the issued share capital of the Company which is required to be recorded under section 16(1) of the SDI Ordinance.

## AUDIT COMMITTEE

The Audit Committee, comprising not less than two independent Non-executive Directors, mainly focuses on the review and supervision of the Company's financial reporting process and internal controls.

## COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

Except that the Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meetings of the Company, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period.

## AUDITORS

During the period, Messrs. Arthur Andersen & Co resigned as auditors of the Company and Messrs. PricewaterhouseCoopers were appointed by the Directors to fill the casual vacancy occasioned until the next Annual General Meeting.

The accounts for the period have been audited by Messrs. PricewaterhouseCoopers. A resolution for the appointment of Messrs. PricewaterhouseCoopers as the Company's auditors for the ensuing year is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Hans-Jörg Seeberger

**Hans-Joerg SEEBERGER**
*Chairman and Chief Executive*

Hong Kong, 19th September, 2002

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

**PricewaterhouseCoopers**
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

**AUDITORS' REPORT TO THE SHAREHOLDERS OF EGANAGOLDPFEIL (HOLDINGS) LIMITED**
*(Incorporated in the Cayman Islands with limited liability)*

We have audited the accounts on pages 67 to 144 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

## BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st May, 2002, and of the Group's profit and cash flows for the seventeen-month period then ended, and have been properly prepared in accordance with the disclosure requirements of the Companies Ordinance of Hong Kong.

**PricewaterhouseCoopers**
*Certified Public Accountants*

Hong Kong, 19th September, 2002

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

(For the seventeen-month period ended 31st May, 2002)

| | Notes | 17-month period ended 31st May, 2002 HK$'000 | As restated Year ended 31st December, 2000 HK$'000 |
|---|---|---|---|
| Turnover | 3 | 3,174,230 | 2,454,236 |
| Cost of sales | | (1,907,969) | (1,507,331) |
| Gross profit | | 1,266,261 | 946,905 |
| Other revenues | 4 | 225,541 | 61,742 |
| Distribution costs | | (771,072) | (450,214) |
| Administrative expenses | | (533,210) | (379,303) |
| Operating profit | 3, 5 | 187,520 | 179,130 |
| Finance costs | 6 | (112,646) | (76,231) |
| Profit before share of (loss)/profit of associates | | 74,874 | 102,899 |
| Share of (loss)/profit of associates | | (1,681) | 20,455 |
| Profit before taxation | | 73,193 | 123,354 |
| Taxation | 8 | (10,381) | (18,774) |
| Profit after taxation | | 62,812 | 104,580 |
| Minority interests | | (10,710) | (12,827) |
| Profit attributable to shareholders | 9, 23 | 52,102 | 91,753 |
| Dividends | 10, 23 | 15,067 | 2,573 |
| Earnings per share | | | |
| Basic | 11 | 4.54 cents | 8.59 cents |
| Diluted | 11 | 4.54 cents | 8.26 cents |

# CONSOLIDATED BALANCE SHEET

(As at 31st May, 2002)

| | Note | 31st May, 2002 HK$'000 | As restated 31st December, 2000 HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | *12* | **200,936** | 197,816 |
| Intangible assets | *13* | **415,438** | 355,898 |
| Deferred tax assets | *14* | **54,789** | — |
| Interests in associates | *16* | **100,631** | 181,646 |
| Investments in non-trading securities | *17* | **417,510** | 179,279 |
| | | **1,189,304** | 914,639 |
| **Current assets** | *18* | **1,934,638** | 1,879,031 |
| **Current liabilities** | *19* | **(1,431,360)** | (1,354,141) |
| **Net current assets** | | **503,278** | 524,890 |
| **Total assets less current liabilities** | | **1,692,582** | 1,439,529 |
| **Non-current liabilities** | | | |
| Long-term bank loans | *20* | **(265,032)** | (26,544) |
| Other long-term liabilities | *20* | **(17,831)** | (20,442) |
| Deferred taxation | *14* | **—** | (10,873) |
| Convertible debentures | *21* | **—** | (55,380) |
| | | **(282,863)** | (113,239) |
| **Minority interests** | | **(114,290)** | (97,216) |
| **Net assets** | | **1,295,429** | 1,229,074 |
| **Capital and reserves** | | | |
| Share capital | *22* | **1,121,567** | 1,132,547 |
| Reserves | *23* | **173,862** | 96,527 |
| **Shareholders' funds** | | **1,295,429** | 1,229,074 |

Approved by the Board of Directors on 19th September, 2002 and signed on behalf of the Board by

**Hans-Joerg SEEBERGER**
*Director*

**Peter Ka Yue LEE**
*Director*

# BALANCE SHEET

(As at 31st May, 2002)

| | Note | 31st May, 2002 HK$'000 | 31st December, 2000 HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Investments in subsidiaries | 15 | **1,909,300** | 1,689,863 |
| Investments in non-trading securities | 17 | **47,850** | 4 |
| | | **1,957,150** | 1,689,867 |
| **Current assets** | 18 | **58,523** | 98,815 |
| **Current liabilities** | 19 | **(182,731)** | (30,558) |
| **Net current assets** | | **(124,208)** | 68,257 |
| **Total assets less current liabilities** | | **1,832,942** | 1,758,124 |
| **Non-current liabilities** | | | |
| Long-term bank loans | 20 | **(218,500)** | — |
| Convertible debentures | 21 | **—** | (55,380) |
| **Net assets** | | **1,614,442** | 1,702,744 |
| **Capital and reserves** | | | |
| Share capital | 22 | **1,121,567** | 1,132,547 |
| Reserves | 23 | **492,875** | 570,197 |
| **Shareholders' funds** | | **1,614,442** | 1,702,744 |

Approved by the Board of Directors on 19th September, 2002 and signed on behalf of the Board by

Hans-Jörg Seeberger

**Hans-Joerg SEEBERGER**

*Director*

**Peter Ka Yue LEE**

*Director*

# CONSOLIDATED CASH FLOW STATEMENT

(For the seventeen-month period ended 31st May, 2002)

| | Note | 17-month period ended 31st May, 2002 HK$'000 | As restated Year ended 31st December, 2000 HK$'000 |
|---|---|---|---|
| **Net cash inflow from operating activities** | 24(a) | 70,224 | 603,661 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | 64,088 | 34,910 |
| Interest paid | | (97,725) | (66,506) |
| Redemption premium received on maturity of equity-linked notes | | 1,695 | — |
| Dividends received | | 23,622 | 6,825 |
| Dividends paid | | (15,067) | (39,111) |
| Dividends paid to minority shareholders of subsidiaries | | (1,211) | (14,489) |
| **Net cash outflow from returns on investments and servicing of finance** | | (24,598) | (78,371) |
| **Taxation** | | | |
| Tax paid | | (28,196) | (27,445) |
| Tax refunded | | 2,670 | 734 |
| | | (25,526) | (26,711) |
| **Investing activities** | | | |
| Purchase of fixed assets | | (72,842) | (88,398) |
| Proceeds from disposal of fixed assets | | 2,223 | 173 |
| Purchase of intangible assets | | (110,457) | (13,270) |
| Proceeds from disposal of intangible assets | | 4,013 | — |
| Cash received in connection with subsequent adjustment to purchase consideration of technical know-how | | 9,139 | — |
| Purchase of subsidiaries | 24(b) | (13,380) | (311,585) |
| Purchase of additional interests in subsidiaries | | (5,947) | (71,019) |
| Partial disposal of interest in a subsidiary | | 80,000 | — |
| Disposal of an unconsolidated subsidiary | | — | 2,108 |
| Disposal of interest in a subsidiary | | — | 2,262 |
| Decrease in advance to an unconsolidated subsidiary | | — | 4,545 |
| Purchase of associates | | (26,056) | — |
| Purchase of additional interests in associates | | (11,037) | (7,167) |
| Disposal of interests in associates | | 81,300 | 33,186 |
| Disposal of investment in securities | | 5,558 | 14,761 |
| Increase in investments in non-trading securities (excluding convertible notes) | | (293,985) | (56,566) |
| Net increase in short-term investments | | (110,839) | (62,157) |
| Redemption/(Subscription) of convertible notes | | 110,760 | (110,760) |
| **Net cash outflow from investing activities** | | (351,550) | (663,887) |

# CONSOLIDATED CASH FLOW STATEMENT

*(For the seventeen-month period ended 31st May, 2002)*

| | Note | 17-month period ended 31st May, 2002 HK$'000 | As restated Year ended 31st December, 2000 HK$'000 |
|---|---|---|---|
| **Net cash outflow before financing activities** | | (331,450) | (165,308) |
| **Financing activities** | *24(c)* | | |
| Net proceeds from issue of shares | | — | 215,912 |
| Repurchase of shares | | (81,055) | — |
| Repayment of obligation under finance leases | | (626) | (589) |
| Expenses incurred in connection with conversion of convertible debentures | | (21) | — |
| Net repayment of short-term bank loans | | (276,406) | (32,848) |
| Net proceeds from/(Repayment of) long-term bank loans | | 345,023 | (6,525) |
| (Repayment of)/Net proceeds from other loans | | (2,750) | 2,992 |
| **Net cash (outflow)/inflow from financing activities** | | (15,835) | 178,942 |
| **(Decrease)/Increase in cash and cash equivalents** | | (347,285) | 13,634 |
| **Cash and cash equivalents, at the beginning of the period/year** | | 143,602 | 131,549 |
| Effect of foreign exchange adjustments | | (265) | (1,581) |
| **Cash and cash equivalents, at the end of the period/year** | *24(d)* | (203,948) | 143,602 |

# CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

(For the seventeen-month period ended 31st May, 2002)

| | Note | **17-month period ended 31st May, 2002 HK$'000** | As restated Year ended 31st December, 2000 HK$'000 |
|---|---|---|---|
| Impairment of goodwill previously written off against reserves | 23 | **73** | — |
| Share of an associate's revaluation deficit of non-trading securities | 23 | — | (4,143) |
| Share of an associate's revaluation surplus of fixed assets | 23 | **4,036** | — |
| Realisation of goodwill and revaluation reserve upon disposal of interests in associates | 23 | **4,324** | — |
| Deficit on revaluation of listed non-trading securities | 23 | **(18,265)** | (3,621) |
| Surplus on revaluation of unlisted non-trading securities | 23 | **32,583** | — |
| Deficit on revaluation of leasehold land and buildings | 23 | **(453)** | — |
| Exchange differences on translation of the accounts of foreign subsidiaries | 23 | **(6,821)** | (61,761) |
| Net gains/(losses) not recognised in the profit and loss account | | **15,477** | (69,525) |
| Profit attributable to shareholders | | **52,102** | 91,753 |
| Total recognised gains | | **67,579** | 22,228 |
| Goodwill eliminated directly against reserves upon acquisition of interests in subsidiaries and associates | | — | (208,012) |
| Subsequent adjustments to goodwill | 23 | **52,806** | — |
| | | **120,385** | (185,784) |

# CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

(For the seventeen-month period ended 31st May, 2002)

Cumulative effect of adopting new accounting standards on reserves at 1st January, 2000:

| | *Notes* | **Exchange translation reserve HK$'000** | **Retained profits HK$'000** | **Goodwill HK$'000** | **Total HK$'000** |
|---|---|---|---|---|---|
| Statement of Standand Accounting Practice ("SSAP") 29 "Intangible assets" | *2(e)(ii), 23* | (285) | (3,439) | (1,848) | (5,572) |
| SSAP 30 "Business combinations" and SSAP 31 "Impairment of assets" | *2(e)(i), 23* | — | (23,249) | 23,249 | — |
| | | (285) | (26,688) | 21,401 | (5,572) |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

# 1. ORGANISATION AND OPERATIONS

EganaGoldpfeil (Holdings) Limited (the "Company") was incorporated in the Cayman Islands on 7th December, 1990.

The Company is an investment holding company. Its subsidiaries and associates are principally engaged in (i) design, assembly, manufacturing and distribution of timepieces, jewellery and leather products; (ii) licensing or assignment of brandnames or trademarks to third parties; (iii) trading of timepiece components, jewellery and consumer electronic products and (iv) distribution of branded products through franchisees under the franchising arrangement.

The Company and its subsidiaries are collectively referred to as the "Group".

# 2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts were set out below:

## (a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA") and the disclosure requirements of the Companies Ordinance of Hong Kong and the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain investments in non-trading securities and leasehold land and buildings are stated at fair value or valuation, respectively.

During the seventeen-month period from 1st January, 2001 to 31st May, 2002 (the "period"), the Group adopted the following new and revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2001:

| | | |
|---|---|---|
| SSAP 9 (revised) | : | Events after the balance sheet date |
| SSAP 14 (revised) | : | Leases (effective for periods commencing on or after 1st July, 2000) |
| SSAP 26 | : | Segment reporting |
| SSAP 28 | : | Provisions, contingent liabilities and contingent assets |
| SSAP 29 | : | Intangible assets |
| SSAP 30 | : | Business combinations |
| SSAP 31 | : | Impairment of assets |
| SSAP 32 | : | Consolidated financial statements and accounting for investments in subsidiaries |

The effects of adopting these new standards were set out in the accounting policies below.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to period end date. Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associates

An associate is a company, not being a subsidiary, in which an equity interest is held for the long-term purpose and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associates for the period, and the consolidated balance sheet includes the Group's share of the net assets of the associates and also goodwill/negative goodwill (net of accumulated amortisation and accumulated impairment losses) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associate.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (b) Group accounting *(Cont'd)*

(iii) Translation of foreign currencies

In the accounts of individual companies, transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

For the purpose of consolidation, the accounts of the subsidiaries and associates expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are dealt with as a movement in reserves.

### (c) Fixed assets

(i) Leasehold land and buildings

Leasehold land and buildings are stated at valuation less accumulated depreciation. Independent valuations are performed periodically with the last valuation performed on 31st December, 2001. In the intervening years, the Directors review the carrying value of the properties and adjustment is made where they consider that there has been a material change. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first offset against increases on earlier valuations in respect of the same property and are thereafter debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

(ii) Other fixed assets

Other fixed assets, comprising freehold land and buildings, leasehold improvements, furniture and equipment, and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (c) Fixed assets *(Cont'd)*

(iii) Depreciation

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost or valuation of each asset over its expected useful life. Leasehold land is depreciated over the shorter of the remaining period of the respective leases and estimated useful lives. The annual rates are as follows:

| | |
|---|---|
| Freehold land | Nil |
| Buildings on freehold land | 2% to 5% |
| Leasehold land and buildings | Over the shorter of the remaining period of the leases and estimated useful lives |
| Leasehold improvements | 10% to 50% |
| Furniture and equipment | 15% to 33⅓% |
| Motor vehicles | 25% |

(iv) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (d) Assets under leases

(i) Finance leases

Leases that transfer to the Group substantially all the rewards and risks of ownership of the assets, other than legal title, are accounted for as finance leases. Fixed assets held under finance leases are initially recorded at the present value of the minimum lease payments at the inception of the leases, with the equivalent liabilities recorded as appropriate under current or non-current liabilities. Interest expenses, which represent the difference between the minimum lease payments at the inception of the leases and the corresponding fair value of the assets acquired, are allocated to accounting periods over the period of the leases to produce a constant rate of charge on the outstanding balances.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing companies are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing companies are charged to the profit and loss account on a straight-line basis over the lease periods.

### (e) Intangible assets

(i) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiaries/associates at the date of acquisition.

When, subsequent to acquisition, additional evidence becomes available to assist with the estimation of the amounts assigned to identifiable assets and liabilities, those amounts and the amount assigned to goodwill are adjusted to the extent that such adjustments are made by the end of the first annual accounting period commencing after acquisition and do not increase the carrying amount of goodwill above its recoverable amount. Otherwise, such adjustments to the identifiable assets and liabilities are recognised as income or expense.

Goodwill on acquisitions of subsidiaries and associates occurring on or after 1st January, 2001 are included in intangible assets and interests in associates, respectively and are amortised using the straight-line method over estimated useful lives of twenty years and five years, respectively.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (e) Intangible assets *(Cont'd)*

(i) Goodwill/negative goodwill *(Cont'd)*

Goodwill on acquisitions that occurred prior to 1st January, 2001 was written off against reserves. The Group has taken advantage of the transitional provision 1(a) in SSAP 30 and goodwill previously written off against reserves has not been restated. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31. In accordance with the transitional provisions of SSAP 30 where an impairment loss has arisen since the date of acquisition on goodwill previously written off against reserves, and previously there was not a policy to recognise such impairment losses, this change in accounting policy has been applied retrospectively and impairment losses have been recognised as a prior year adjustment to beginning retained profits in accordance with SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". The comparative accounts for 2000 have been restated to conform to the changed policy. As a result of adopting SSAP 30, the Group's net profit for the year ended 31st December, 2000 was decreased by approximately $18,608,000, and the beginning retained profits for the year ended 31st December, 2000 and the seventeen-month period ended 31st May, 2002 were decreased by approximately $23,249,000 and $43,142,000 respectively.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1st January, 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1st January, 2001, negative goodwill was taken directly to reserves on acquisition. The Group has taken advantage of the transitional provisions in SSAP 30 and such negative goodwill has not been restated.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (e) Intangible assets *(Cont'd)*

(i) Goodwill/negative goodwill *(Cont'd)*

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for acquisitions that occurred prior to1st January, 2001, the related goodwill written off against reserves to the extent it has not previously been realised in the profit and loss account.

(ii) Deferred expenditure

In prior years, the Group capitalised deferred expenditures which represented cost incurred in advertising and promoting new and existing licenses or trademarks which were amortised using the straight-line method over their estimated useful lives but not exceeding three years.

The adoption of SSAP 29 has meant that these expenditures previously recognised and amortised at 31st December, 2000 do not meet the recognition and measurement criteria prescribed in the new standard. In accordance with the transitional provision 1(b) of SSAP 29, these items have been derecognised and this change in accounting policy has been applied retrospectively so that the comparative figures for 2000 presented herein have been restated to conform to the changed policy.

As a result of adopting SSAP 29, the Group's net profit for the year ended 31st December, 2000 was increased by approximately $5,000, and the beginning retained profits for the year ended 31st December, 2000 and the seventeen-month period ended 31st May, 2002 were decreased by approximately $3,439,000 and $3,434,000 respectively.

(iii) Development costs

Development costs are capitalised when they comply strictly with the following criteria:

- the product or process is clearly defined and the costs separately identified and measured reliably;
- the technical feasibility of the product or process is demonstrated;
- the product or process will be sold or used in-house;
- a potential market exists for the product or process or its usefulness in the case of internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the product or process are availbale.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (e) Intangible assets *(Cont'd)*

(iii) Development costs *(Cont'd)*

Capitalised development costs are stated at cost less accumulated amortisation and accumulated impairment losses. Capitalised development costs are amortised on a straight-line basis over their expected useful lives but not exceeding five years.

Other development costs are charged to the profit and loss account in the period in which they are incurred.

(iv) Other intangible assets

Other intangible assets represent (1) costs or the estimated fair value of licences and trademarks acquired from third parties, which are amortised using the straight-line method over their estimated useful lives, but not exceeding twenty years; (2) costs incurred for acquisition of a business name which is amortised using the straight-line method over the term of the acquisition agreement of five years and (3) costs of acquiring know-how of businesses which are amortised using the straight-line method over their estimated useful lives of fifteen years. Other intangible assets are stated at cost, being its acquisition price, less accumulated amortisation and accumulated impairment losses.

(v) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible assets, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (f) Investments in securities

(i) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair values of individual securities are credited or debited to the revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus/deficit transferred from the revaluation reserve, is dealt with in the profit and loss account.

Where there is objective evidence that individual investment is impaired, the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

### (g) Inventories

Inventories comprising stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

### (h) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

# 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

## (i) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less that are subject to an insignificant risk of change in value, less overdrafts and advances from banks repayable within three months from the date of the advance.

## (j) Provisions

In accordance with SSAP 28, provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(i) Warranty provision
The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

(ii) Restructuring provision
Restructuring provisions mainly comprise lease termination penalties and employee termination payments, and are recognised in the period in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognised only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms. Costs related to the ongoing activities of the Group are not provided in advance.

## 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

### (k) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the accounts, where necessary, when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

### (l) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

### (m) Turnover

Turnover represents (i) net invoiced sales which are recognised when the significant risks and rewards of ownership have been transferred to customers; (ii) income from licensing of brandnames or trademarks which is recognised when the income is received or becomes receivable; (iii) income from assignment of brandnames or trademarks which is recognised when the risks and rewards of the ownership have been transferred to customers; (iv) commission income from the Group's trading business, which is recognised when the related sourcing and quality support services are rendered and (v) franchising income, which is recognised when the right to received payment is established.

# 2. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

## (n) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and revenues and costs, if applicable, can be measured reliably, revenues comprise the aforementioned items classified as turnover, together with (i) interest income which is recognised on a time proportion basis on the principal outstanding and at the rates applicable, (ii) rental income which is recognised on a straight-line basis over the rental period and (iii) dividend income which is recognised when the right to receive payment is established.

## (o) Employee retirement benefits

The costs of employee retirement benefits are recognised as an expense in the period in which they are incurred.

## (p) Segment reporting

In accordance with the Group's internal financial reporting structure , the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

## (q) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from forward, option and swap transactions undertaken by the Group in the foreign exchange and interest rate market.

The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or hedging purposes.

Financial instruments undertaken for dealing purposes which consist of currency options, interest rate forwards and swaps are marked to market and the gain or loss arising therefrom is recognised in the profit and loss account.

Gains and losses on financial instruments designated and qualified as hedges, which consist of currency forward contracts for hedging of firm commitments, are deferred and recognised as part of the firmly committed transaction when they occur.

Assets related to off-balance sheet option, interest rate forward and swap contracts which are marked to market are included in "Deposits, prepayments and other receivables" in the accompanying accounts. Liabilities resulting from such contracts are included in "Accounts payable and accruals" in the accompanying accounts.

## 3. TURNOVER AND SEGMENT INFORMATION

### (a) Primary reporting format - business segments

The Group's businesses are managed according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit, which is subject to risks and returns that are different from those of other business segments.

The Group was organised on a worldwide basis into four main business segments:

- Timepieces - design, assembly, manufacturing, distribution and trading timepieces and timepieces components;
- Jewellery - design, assembly, manufacturing, distribution and trading of jewellery products;
- Leather - design, assembly, manufacturing, distribution and trading of leather products; and
- Strategic Investments - investments in listed/unlisted securities which could bring medium or long-term synergetic benefits to the Group's businesses.

## 3. TURNOVER AND SEGMENT INFORMATION *(Cont'd)*

### (a) Primary reporting format - business segments *(Cont'd)*

| | 17-month period ended 31st May, 2002 | | | | |
|---|---|---|---|---|---|
| | Timepieces | Jewellery | Leather | Strategic investments | Group |
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| Turnover | 1,691,993 | 855,738 | 626,499 | — | 3,174,230 |
| Dividend income | 1,144 | — | 906 | 27,704 | 29,754 |
| Segment results | 109,546 | 65,568 | (15,298) | 27,704 | 187,520 |
| Finance costs | | | | | (112,646) |
| Profit before share of loss of associates | | | | | 74,874 |
| Share of loss of associates | | | | | (1,681) |
| Profit before taxation | | | | | 73,193 |
| Taxation | | | | | (10,381) |
| *Profit after taxation* | | | | | 62,812 |
| Minority interests | | | | | (10,710) |
| Profit attributable to shareholders | | | | | 52,102 |
| Segment assets | 1,389,138 | 659,883 | 617,564 | 356,726 | 3,023,311 |
| Interests in associates | 100,313 | (57) | 375 | — | 100,631 |
| *Total assets* | 1,489,451 | 659,826 | 617,939 | 356,726 | 3,123,942 |
| Segment liabilities | (1,047,634) | (351,568) | (315,021) | — | (1,714,223) |
| Total liabilities | (1,047,634) | (351,568) | (315,021) | — | (1,714,223) |
| Capital expenditure | 69,999 | 9,508 | 106,086 | — | 185,593 |
| Depreciation | 27,581 | 14,304 | 23,267 | — | 65,152 |
| Amortisation | 24,504 | 4,336 | 13,129 | — | 41,969 |
| Write back of provision for bad debt | 8,000 | — | — | — | 8,000 |
| Bad debt expense | 6,146 | 4,979 | 3,218 | — | 14,343 |
| Write back of provision for inventory obsolescence | 18,407 | — | — | — | 18,407 |
| Provision for inventory obsolescence | 5,667 | — | 463 | — | 6,130 |

## 3. TURNOVER AND SEGMENT INFORMATION *(Cont'd)*

### (a) Primary reporting format - business segments *(Cont'd)*

| | Year ended 31st December, 2000 (Restated) | | | | |
|---|---|---|---|---|---|
| | Timepieces $'000 | Jewellery $'000 | Leather $'000 | Strategic investments $'000 | Group $'000 |
| Turnover | 1,204,228 | 670,648 | 579,360 | — | 2,454,236 |
| Dividend income | — | — | — | — | — |
| Segment results | 95,223 | 64,305 | 19,602 | — | 179,130 |
| Finance costs | | | | | (76,231) |
| Profit before share of profit of associates | | | | | 102,899 |
| Share of profit of associates | | | | | 20,455 |
| Profit before taxation | | | | | 123,354 |
| Taxation | | | | | (18,774) |
| Profit after taxation | | | | | 104,580 |
| Minority interests | | | | | (12,827) |
| Profit attributable to shareholders | | | | | 91,753 |
| Segment assets | 1,329,782 | 593,629 | 554,453 | 134,160 | 2,612,024 |
| Interests in associates | 154,178 | (57) | 27,525 | — | 181,646 |
| Total assets | 1,483,960 | 593,572 | 581,978 | 134,160 | 2,793,670 |
| Segment liabilities | (826,189) | (256,842) | (384,349) | — | (1,467,380) |
| Total liabilities | (826,189) | (256,842) | (384,349) | — | (1,467,380) |
| Capital expenditure | 124,394 | 19,573 | 63,731 | — | 207,698 |
| Depreciation | 13,838 | 10,512 | 13,291 | — | 37,641 |
| Amortisation | 13,441 | 2,862 | 8,395 | — | 24,698 |
| Bad debt expense | 3,935 | 2,367 | 2,099 | — | 8,401 |
| Provision for inventory obsolescence | 4,007 | — | — | — | 4,007 |

## 3. TURNOVER AND SEGMENT INFORMATION *(Cont'd)*

### (b) Secondary reporting format - geographical segments

The Group's operations are mainly located in Europe, Asia Pacific and America. In determining the Group's geographical segments, turnover is attributed to the segments based on the destination of merchandise. Segment assets and capital expenditures were based on the geographical locations of the assets.

| | 17-month period ended 31st May, 2002 | | 31st May, 2002 | |
|---|---|---|---|---|
| | Turnover | Segment result | Capital expenditure | Total assets |
| | $'000 | $'000 | $'000 | $'000 |
| Europe | **2,524,645** | **131,991** | **93,123** | **1,320,010** |
| America | **227,831** | **(32,992)** | **3,750** | **100,986** |
| Asia Pacific | **421,754** | **88,521** | **88,720** | **1,602,315** |
| | **3,174,230** | **187,520** | **185,593** | **3,023,311** |
| Interests in associates | | | | **100,631** |
| Total assets | | | | **3,123,942** |

| | Year ended 31st December, 2000 (Restated) | | 31st December, 2000 | |
|---|---|---|---|---|
| | Turnover | Segment result | Capital expenditure | Total assets |
| | $'000 | $'000 | $'000 | $'000 |
| Europe | 1,709,307 | 143,427 | 180,384 | 1,247,867 |
| America | 160,785 | (21,414) | 16,086 | 118,368 |
| Asia Pacific | 584,144 | 57,117 | 11,228 | 1,245,789 |
| | 2,454,236 | 179,130 | 207,698 | 2,612,024 |
| Interests in associates | | | | 181,646 |
| Total assets | | | | 2,793,670 |

## 4. OTHER REVENUES

Other revenues comprised:

| | **17-month period ended 31st May, 2002 $'000** | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Interest income | **64,088** | 35,246 |
| Dividend income | **29,754** | — |
| Rental income, net of outgoings | **4,145** | 4,128 |
| Gain on disposal of investments in non-trading securities, net | **5,097** | 6,107 |
| Gain on partial disposal of interest in a subsidiary (a) | **79,973** | 3,807 |
| Gain on disposal of an unconsolidated subsidiary | **—** | 1,885 |
| Gain on disposal of intangible assets, net (b) | **2,696** | — |
| Gain on revaluation of trading securities | **489** | — |
| Consideration received in connection with the sharing of certain information of customer portfolio with a third party (c) | **10,234** | — |
| Write-back of prior year provision for potential liabilities associated with a settled legal case | **14,500** | — |
| Redemption premium received on maturity of equity-linked notes | **1,695** | — |
| Exchange gain, net | **175** | 833 |
| Others | **12,695** | 9,736 |
| | **225,541** | 61,742 |

## 4. OTHER REVENUES *(Cont'd)*

(a) A wholly owned subsidiary of the Group, Junghans Uhren GmbH ("Junghans Germany"), which is renowned in applying various advanced technologies to timepieces, has developed a number of timepiece patents including radio-controlled, solar and transponder technologies named as "Junghans Systems". The Group established Junghans Asia (Holdings) Limited ("Junghans Asia") during the period to act as the marketing, sourcing and manufacturing agent in Asia for Junghans Germany. In view of positive responses to the potential of various commercial applications covering the Junghans "radio-controlled" timepieces series of the "Junghans Systems" transponder watch program in Asia, the Group invited business partners that can bring synergy to expedite the business growth in Asia, and placed a 10% interest of Junghans Asia for a total consideration of $80 million to two third party private investors each taking a 5% interest at $40 million. One of these two investors is an independent private third party company in which the controlling shareholder of the LISTED CO (as mentioned in Note 17(b)(i)) has beneficial interests. As a result, a gain of approximately $80 million was recorded in the profit and loss account during the period.

(b) During the period, the Group sold a trademark with a net book value of approximately $1,063,000 to an independent third party for a consideration of approximately $3,900,000. As a result, a gain of approximately $2,837,000 was included in the net gain on disposal of intangible assets.

(c) During the period, a German subsidiary of the Group agreed to share with a third party company certain information of its customer portfolio to which the third party company would then directly make sales. In this connection, the Group received a consideration of $10,234,000.

## 5. OPERATING PROFIT

Operating profit was arrived at after crediting and charging the following items:

| | **17-month period ended 31st May, 2002 $'000** | As restated Year ended 31st December, 2000 $'000 |
|---|---|---|
| **Crediting:** | | |
| Exchange gain, net | **175** | 833 |
| Rental income, net of outgoings | **4,145** | 4,128 |
| Dividend income from | | |
| - Listed non-trading securities | **2,050** | — |
| - Unlisted non-trading securities | **27,704** | — |
| Interest income from | | |
| - Bank deposits | **23,717** | 16,218 |
| - Promissory notes | **18,855** | 12,843 |
| - Convertible notes | **11,151** | 340 |
| - Others | **10,365** | 5,845 |
| Repairing income (a) | **3,165** | 1,376 |
| Gain on disposal of investments in listed non-trading securities | **—** | 6,034 |
| Gain on disposal of investments in unlisted non-trading securities | **5,097** | 73 |
| Gain on revaluation of trading securities | **489** | — |
| Gain on partial disposal of interest in a subsidiary (Note 4(a)) | **79,973** | — |
| Gain on disposal of intangible assets | **2,696** | — |
| Write-back of prior year provision for inventory obsolescence (b) | **18,407** | — |
| Write-back of provision for bad debt | **8,000** | — |

# 5. OPERATING PROFIT *(Cont'd)*

| | **17-month period ended 31st May, 2002 $'000** | As restated Year ended 31st December, 2000 $'000 |
|---|---|---|
| **Charging:** | | |
| Staff retirement scheme contributions | **6,562** | 2,238 |
| Less: refund of forfeited contributions | **(1,183)** | (289) |
| | **5,379** | 1,949 |
| Staff costs (including directors' emoluments and senior executives' emoluments) | **691,891** | 356,534 |
| Depreciation on | | |
| - Owned assets | **64,865** | 37,177 |
| - Assets held under finance leases | **287** | 464 |
| Loss on revaluation of fixed assets | **125** | — |
| Loss on disposal of fixed assets | **133** | 4,992 |
| Amortisation of intangible assets | **41,969** | 24,698 |
| Amortisation of goodwill arising on acquisition of associates | **5,356** | — |
| Loss on disposal of interests in associates, net | **711** | 1,603 |
| Loss on deemed disposal of interest in an associate | **—** | 3,793 |
| Auditors' remuneration | | |
| - Current period/year | **21,069** | 9,292 |
| - Prior year under-provision | **1,240** | 368 |
| Operating lease rentals | | |
| - Land and buildings | **86,144** | 47,748 |
| - Furniture and equipment | **11,694** | 6,404 |
| Provision for inventory obsolescence | **6,130** | 4,007 |
| Bad debt expense | **14,343** | 8,401 |

(a) *During the period, the Group provided watch, jewellery and leather component repairing services to several third party companies and received repairing income of approximately $3,165,000 (2000: $1,376,000).*

(b) During the period, the Group sold certain inventory items to its Hong Kong listed associate, Tonic Industries Holdings Limited ("Tonic") and other third party customers, at prices higher than their book values (before prior year's provision for potential inventory obsolescence). As a result, the corresponding provision for these inventories was written back to the profit and loss account during the period.

## 6. FINANCE COSTS

| | 17-month period ended 31st May, 2002 $'000 | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Interest on bank loans and overdrafts | **91,605** | 60,626 |
| Interest on other loans and notes payable | **5,060** | 3,051 |
| Interest element of finance leases | **60** | 154 |
| Interest on convertible debentures | **1,000** | 2,675 |
| Bank charges | **14,921** | 9,725 |
| | **112,646** | 76,231 |

## 7. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

### (a) Directors' emoluments

(i) Details of Directors' emoluments were set out below:

| | 17-month period ended 31st May, 2002 $'000 | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Fees for Executive Directors | **—** | — |
| Fees for Non-executive Directors | **—** | — |
| Other emoluments for Executive Directors | | |
| - Basic salaries, housing, other allowances and benefits in kind | **13,014** | 8,934 |
| - Retirement scheme contributions | **616** | 279 |
| - Bonuses paid and payable* | **472** | 290 |
| Emoluments for Non-executive Directors | **—** | — |
| | **14,102** | 9,503 |

* *The Directors were entitled to a discretionary bonus.*

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 7. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(Cont'd)*

### (a) Directors' emoluments *(Cont'd)*

(ii) Analysis of Directors' emoluments by number of Directors and emolument ranges was as follows:

| | **17-month period ended 31st May, 2002** | Year ended 31st December, 2000 |
|---|---|---|
| Executive Directors - | | |
| $1,500,001 - $2,000,000 | **—** | 1 |
| $2,000,001 - $2,500,000 | **1** | 1 |
| $3,500,001 - $4,000,000 | **1** | — |
| $5,500,001 - $6,000,000 | **—** | 1 |
| $8,000,001 - $8,500,000 | **1** | — |
| | **3** | 3 |
| Non-executive Directors - | | |
| $Nil - $1,000,000 | **3** | 3 |

During the period, no Directors waived any emoluments and no payments as inducement to join or upon joining the Group or as compensation for loss of office were paid or payable to any Director.

## 7. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(Cont'd)*

### (b) Senior executives' emoluments

(i) During the period, the five highest-paid individuals included three (2000: three) Directors, details of whose emoluments were set out above. The emoluments of the other two (2000: two) highest-paid individuals were analysed below:

| | **17-month period ended 31st May, 2002 $'000** | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Basic salaries, housing, other allowances and benefits in kind | **5,797** | 2,831 |
| Bonuses paid and payable | **89** | 1,527 |
| | **5,886** | 4,358 |

(ii) Analysis of emoluments paid to the aforementioned two (2000: two) non-director employees by number of individuals and emolument ranges was as follows:

| | **17-month period ended 31st May, 2002** | Year ended 31st December, 2000 |
|---|---|---|
| Non-director employees - | | |
| $1,500,001 - $2,000,000 | **—** | 1 |
| $2,500,001 - $3,000,000 | **1** | 1 |
| $3,000,001 - $3,500,000 | **1** | — |
| | **2** | 2 |

(iii) During the period, no emoluments of the five highest-paid individuals (including Directors and other employees) were incurred as inducement to join or upon joining the Group or as compensation for loss of office.

## 8. TAXATION

The amount of taxation charged to the consolidated profit and loss account represented:

| | 17-month period ended 31st May, 2002 $'000 | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Hong Kong profits tax | | |
| - Provision for the period/year | **5,570** | 9,000 |
| - Over-provision in prior years | **(2,956)** | (233) |
| Overseas taxation | | |
| - Provision for the period/year | **6,865** | 9,588 |
| - Over-provision in prior years | **(305)** | (1,251) |
| | **9,174** | 17,104 |
| Share of taxation attributable to associates: | | |
| Hong Kong profits tax | | |
| - Provision for the period/year | **1,071** | 1,579 |
| Overseas taxation | | |
| - Provision for the period/year | **136** | 91 |
| | **10,381** | 18,774 |

Hong Kong profits tax was provided at the rate of 16% (2000: 16%) on the estimated assessable profit for the period. Taxation on overseas profits was calculated on the estimated assessable profit for the period provided by subsidiaries and associates with overseas operations at the rates of taxation prevailing in the countries in which the subsidiaries and associates operated.

## 9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders included a loss of approximately $37,125,000 (2000: a profit of $29,199,000) dealt with in the accounts of the Company.

## 10. DIVIDENDS

| | 17-month period ended 31st May, 2002 $'000 | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Interim, paid $0.13 cent (2000: Nil) per ordinary share | **15,067** | — |
| Prior year final dividend* | — | 2,573 |
| | **15,067** | 2,573 |

* *This represented year 1999 final dividend declared and paid in 2000 to shareholders who converted their convertible debentures into shares and exercised warrants after the accounts for that year were approved but before the record date for payment of the dividend.*

The Directors did not recommend the payment of a final dividend to shareholders.

## 11. EARNINGS PER SHARE

Owing to the Company's share consolidation subsequent to 31st May, 2002 as described in Note 30(b), the calculation of earnings per share for the period and prior year was based on the adjusted number of shares after the share consolidation.

### (a) Basic earnings per share

Basic earnings per share was calculated based on the consolidated profit attributable to shareholders for the period of approximately $52,102,000 (2000 restated: $91,753,000) and the weighted average number of ordinary shares of approximately 1,147,080,000 (2000 restated: 1,068,724,000) in issue during the period.

### (b) Diluted earnings per share

Diluted earnings per share was calculated based on the consolidated profit attributable to shareholders for the period of approximately $52,102,000 (2000 restated: $93,871,000) and the weighted average number of ordinary shares of approximately 1,147,133,000 (2000 restated: 1,136,522,000) that would be in issue having adjusted for the effects of all dilutive potential ordinary shares issuable during the period.

# 11. EARNINGS PER SHARE *(Cont'd)*

### (c) Reconciliation

A reconciliation of profit attributable to shareholders used in calculating the basic and diluted earnings per share was as follows:

| | **17-month period ended 31st May, 2002 $'000** | As restated Year ended 31st December, 2000 $'000 |
|---|---|---|
| Profit attributable to shareholders used in calculating basic earnings per share | **52,102** | 91,753 |
| Dilutive potential effect in respect of | | |
| - convertible debentures | — | 2,247 |
| - share options of Egana Jewellery & Pearls Limited ("Egana Jewellery"), a subsidiary of the Company | — | (129) |
| Profit attributable to shareholders used in calculating diluted earnings per share | **52,102** | 93,871 |

A reconciliation of the number of ordinary shares for calculation of basic and diluted earnings per share was as follows:

| | **17-month period ended 31st May, 2002** | As restated Year ended 31st December, 2000 |
|---|---|---|
| Weighted average number of ordinary shares used in calculating basic earnings per share | **1,147,080,000** | 1,068,724,000 |
| Dilutive potential effect in respect of | | |
| - convertible debentures | — | 35,902,000 |
| - share options of the Company | **53,000** | 4,350,000 |
| - warrants of the Company | — | 27,546,000 |
| Weighted average number of ordinary shares used in calculating diluted earnings per share | **1,147,133,000** | 1,136,522,000 |

## 12. FIXED ASSETS

Movements of fixed assets during the period were as follows:

**Group**

| | Freehold land and buildings | Leasehold land and buildings | Leasehold improvements | Furniture and equipment | Motor vehicles | Total |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Cost or valuation** | | | | | | |
| At 1st January, 2001 | 77,114 | 34,950 | 28,896 | 329,758 | 7,705 | 478,423 |
| Additions | 225 | — | 3,646 | 66,788 | 2,351 | 73,010 |
| Acquisition of subsidiaries | — | — | — | 178 | 204 | 382 |
| Revaluation | — | (2,820) | — | — | — | (2,820) |
| Disposals | — | — | (439) | (32,136) | (1,659) | (34,234) |
| Exchange adjustments | (673) | — | (213) | (4,594) | (611) | (6,091) |
| **At 31st May, 2002** | **76,666** | **32,130** | **31,890** | **359,994** | **7,990** | **508,670** |
| Representing: | | | | | | |
| At cost | 76,666 | — | 31,890 | 359,994 | 7,990 | 476,540 |
| At 2001 valuation | — | 32,130 | — | — | — | 32,130 |
| At 31st May, 2002 | 76,666 | 32,130 | 31,890 | 359,994 | 7,990 | 508,670 |
| **Accumulated depreciation** | | | | | | |
| At 1st January, 2001 | 15,392 | 1,480 | 14,141 | 245,628 | 3,966 | 280,607 |
| Charge for the period | 5,878 | 1,060 | 7,880 | 48,429 | 1,905 | 65,152 |
| Revaluation | — | (2,242) | — | — | — | (2,242) |
| Disposals | — | — | (214) | (30,777) | (887) | (31,878) |
| Exchange adjustments | (159) | — | (142) | (3,531) | (73) | (3,905) |
| **At 31st May, 2002** | **21,111** | **298** | **21,665** | **259,749** | **4,911** | **307,734** |
| **Net book value** | | | | | | |
| **At 31st May, 2002** | **55,555** | **31,832** | **10,225** | **100,245** | **3,079** | **200,936** |
| At 31st December, 2000 | 61,722 | 33,470 | 14,755 | 84,130 | 3,739 | 197,816 |

## 12. FIXED ASSETS *(Cont'd)*

(a) The net book value of fixed assets held under finance leases at 31st May, 2002 amounted to $563,000 (2000: $630,000).

(b) The carrying amounts of land and buildings were analysed as follows:

| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
|---|---|---|
| Held in Hong Kong | | |
| - under long-term leases (over 50 years) | **1,586** | 1,937 |
| - under medium-term leases (10-50 years) | **30,246** | 31,533 |
| Held outside Hong Kong | | |
| - freehold | **55,555** | 61,722 |
| | **87,387** | 95,192 |

The leasehold land and buildings were situated in Hong Kong and were held under long-term/ medium term leases. They were revalued on 31st December, 2001 by LCH (Asia-Pacific) Surveyors Limited, independent professional valuers, on an open market value basis. Had those leasehold land and buildings been carried at cost less accumulated depreciation, the net book value of the leasehold land and buildings at 31st May, 2002 would have been approximately $32,359,000 (2000: $33,556,000).

(c) At 31st May, 2002, certain land and buildings with an aggregate net book value of approximately $33,970,000 (2000: $28,205,000) were pledged as securities for banking facilities granted to German subsidiaries of the Group.

# 13. INTANGIBLE ASSETS

Movements of intangible assets during the period were as follows:

## Group

| | Licences and trademarks | Deferred expenditure | Development costs | Business name acquired | Technical know-how | Goodwill | Total |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Cost or valuation** | | | | | | | |
| At 1st January, 2001 as previously reported | 378,278 | 66,150 | — | 12,000 | 43,668 | — | 500,096 |
| Effect of adopting SSAP 29 | — | (54,350) | — | — | (14,556) | — | (68,906) |
| At 1st January, 2001 as restated | 378,278 | 11,800 | — | 12,000 | 29,112 | — | 431,190 |
| Reclassification | — | (11,800) | 11,800 | — | — | — | — |
| Acquisition of subsidiaries | — | — | 48 | — | — | 1,696 | 1,744 |
| Additions (a) | 88,659 | — | 21,798 | — | — | — | 110,457 |
| Disposals | (1,689) | — | (1,335) | — | — | — | (3,024) |
| Write-off | (4) | — | — | — | — | — | (4) |
| Subsequent adjustment to consideration for prior year's acquisition | — | — | — | — | (9,139) | — | (9,139) |
| Exchange adjustments | (178) | — | (84) | — | (201) | — | (463) |
| At 31st May, 2002 | **465,066** | **—** | **32,227** | **12,000** | **19,772** | **1,696** | **530,761** |
| **Accumulated amortisation** | | | | | | | |
| At 1st January, 2001 as previously reported | 51,556 | 52,284 | — | 11,000 | 4,591 | — | 119,431 |
| Effect of adopting SSAP 29 | — | (43,726) | — | — | (413) | — | (44,139) |
| At 1st January, 2001 as restated | 51,556 | 8,558 | — | 11,000 | 4,178 | — | 75,292 |
| Reclassification | — | (8,558) | 8,558 | — | — | — | — |
| Charge for the period | 34,357 | — | 4,078 | 1,000 | 2,463 | 71 | 41,969 |
| Disposals | (512) | — | (1,195) | — | — | — | (1,707) |
| Write-off | (4) | — | — | — | — | — | (4) |
| Exchange adjustments | (130) | — | (67) | — | (30) | — | (227) |
| At 31st May, 2002 | **85,267** | **—** | **11,374** | **12,000** | **6,611** | **71** | **115,323** |
| **Net book value** | | | | | | | |
| At 31st May, 2002 | **379,799** | **—** | **20,853** | **—** | **13,161** | **1,625** | **415,438** |
| At 31st December, 2000 | 326,722 | 3,242 | — | 1,000 | 24,934 | — | 355,898 |

## 13. INTANGIBLE ASSETS *(Cont'd)*

(a) In December 2000, the Group sold the legal and beneficial interests in the Hong Kong Special Administrative Region, Macau, Taiwan and the People's Republic of China (the "Greater China") with respect to the men's wear segment of the "Goldpfeil" brandname (the "Trademark") to an independent third party for an income of $75 million. In August 2001, prior to the imminent change in shareholders and management of a third party company (a company in which the controlling shareholder of the LISTED CO as mentioned in Note 17(b)(i) was a director), which was the beneficial owner of the independent third party, the Group was given the opportunity to reacquire the Trademark. Due to the Group's concern regarding the uncertainty of the business direction of the incoming shareholder and management of the third party company, and in view of the Group's change in focus to a strategic alliance strategy for the future development of the "Goldpfeil" brandname in Asia, the Group internally re-assessed the fair value of the Trademark and reacquired and paid for the Trademark at a commercially negotiated cash consideration of $75 million. In January 2002, the Group engaged an independent professional valuer, LCH (Asia-Pacific) Surveyors Limited to perform an independent valuation for the Trademark which indicated no impairment in the carrying value of the Trademark. Since the reacquisition, the Group has continued to pursue its strategic alliance strategy for the Trademark in Asia and in the opinion of the Directors, there was no impairment in the carrying value of the Trademark at 31st May, 2002.

## 14. DEFERRED TAX ASSETS / (LIABILITIES)

Movements of deferred tax assets/(liabilities) were as follows:

**Group**

| | **17-month period ended 31st May, 2002 $'000** | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Beginning of period/year | **(10,873)** | (7,309) |
| Exchange adjustments | **(16)** | (109) |
| Reclassification to/(from) current tax provision | **3,678** | (3,455) |
| Recognised during the period/year | **62,000** | — |
| End of period/year | **54,789** | (10,873) |
| Provided for in respect of: | | |
| Accelerated depreciation allowances | **(3,595)** | (4,007) |
| Prepayments | **(2,499)** | (5,765) |
| Overseas deferred income | **(1,117)** | (1,101) |
| Overseas tax losses carried forward (a) | **62,000** | — |
| | **54,789** | (10,873) |

*Notes:*

(a) In October 2000, the Group acquired a German timepiece company, Junghans Germany, which had approximately $520 million corporate tax losses at the date of acquisition.

During the period, the Group recognised deferred tax asset of approximately $62 million, which was assesed to be recoverable in the foreseeable future by the Directors, based on the business development of "Junghans Systems" transponder watch program. Such deferred tax asset had not been recognised as an identifiable asset by the Group in determining the acquisition goodwill for Junghans Germany in year 2000. Therefore, the goodwill related to the prior year's acquisition of Junghans Germany was adjusted by approximately $62 million, which was reflected in the reserve movement of the Group in Note 23.

(b) No deferred taxation was provided for property revaluation deficit because such deficit would not constitute a timing difference for taxation purposes and the realisation of the reserves would not be subject to taxation.

## 15. INVESTMENTS IN SUBSIDIARIES

In the Company's balance sheet, investments in subsidiaries comprised:

| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
|---|---|---|
| Listed shares in Hong Kong, at cost | **97,548** | 97,548 |
| Unlisted shares, at cost | **304,462** | 304,462 |
| Advances to subsidiaries | **1,614,267** | 1,355,156 |
| Advances from subsidiaries | **(106,977)** | (67,303) |
| | **1,909,300** | 1,689,863 |
| Market value of shares listed in Hong Kong | **520,850** | 480,505 |

All of the advances to/from subsidiaries were unsecured and would not be repayable within one year. Except for a loan to a subsidiary of approximately $85,917,000 (2000: $92,602,000) which bore interest at commercial lending rates, the remaining balances with the subsidiaries were non-interest bearing.

At 31st May, 2002, the Company had provided corporate guarantees of $1,441,048,000 (2000: $1,209,833,000) to secure banking facilities of certain subsidiaries (Note 27).

The underlying value of interests in subsidiaries was, in the opinion of the Directors, not less than the Company's carrying value at 31st May, 2002.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 15. INVESTMENTS IN SUBSIDIARIES *(Cont'd)*

Details of the principal subsidiaries at 31st May, 2002 were as follows:

| | Name of subsidiary | Place of incorporation/ operations | Issued and fully paid share capital | Proportion of nominal value of issued capital held by the Company Directly | Indirectly | Principal activities |
|---|---|---|---|---|---|---|
| | | | | % | % | |
| # | Abel & Zimmermann GmbH & Co KG | Germany | EUR511,292 | — | 62.87(b) | Manufacturing and distribution of jewellery |
| # | Aladra Investments Limited | Cook Islands | US$100,001 | — | 100 | Insurance underwriting |
| # | Argenta Die Brillen GmbH | Germany | EUR511,300 | — | 100 | Distribution of glasses and similar accessories |
| | Bartelli (Holdings) Limited | British Virgin Islands | US$1 | — | 100 | Licensing of leather trademark |
| | Bartelli Leather Products Limited | Hong Kong | $10,000 | — | 100 | Manufacturing and distribution of leather products |
| # | Calibre Jewellery (Shenzhen) Co. Ltd. | The PRC | US$200,000 | — | 73.97 | Manufacturing of jewellery |
| | Centreline Group Limited | British Virgin Islands | US$1 | — | 100 | Investment holding and licence coordinating |
| # | Chromachron A.G. | Switzerland | CHF300,000 | — | 100 | Design, assembly and distribution of watches |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 15. INVESTMENTS IN SUBSIDIARIES *(Cont'd)*

| Name of subsidiary | Place of incorporation/ operations | Issued and fully paid share capital | Proportion of nominal value of issued capital held by the Company Directly | Indirectly | Principal activities |
|---|---|---|---|---|---|
| | | | % | % | |
| Collection Uhren und Schmuck GmbH | Germany | EUR25,565 | — | 100 | Distribution of watches |
| Eco-Haru (Far East) Limited | Hong Kong | $500,000 | — | 100 | Distribution of watches |
| Eco-Haru Mfr. Holdings Limited | British Virgin Islands | US$1 | 100 | — | Investment holding |
| Eco-Haru Property Investments Limited | Hong Kong | $2 | — | 100 | Property holding |
| Eco Swiss China Time Limited | Hong Kong | $26,000,000 | 100 | — | Inactive |
| Egana Asial Company Limited | Samoa/The PRC | $1,000 | — | 60 | Assembly of watches |
| Egana.Com Inc. | British Virgin Islands | US$100 | — | 100 | Operations of e-business |
| Egana Deutschland GmbH | Germany | EUR5,113,430 | — | 100 | Design and distribution of watches |
| Egana Europe (Holdings) GmbH | Germany | EUR2,556,459 | 100 | — | Investment holding |
| Egana Far East Procurement Services (Holdings) Limited | Cayman Islands | $15,000,000 | 100 | — | Inactive |
| Egana Finance Limited | Hong Kong | $2 | 100 | — | Group treasury |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 15. INVESTMENTS IN SUBSIDIARIES *(Cont'd)*

| | Name of subsidiary | Place of incorporation/ operations | Issued and fully paid share capital | Proportion of nominal value of issued capital held by the Company Directly | Indirectly | Principal activities |
|---|---|---|---|---|---|---|
| | | | | % | % | |
| | Egana-Haru Mfr. Corp. Limited | Hong Kong | $2 | — | 100 | Design, assembly, distribution and licensee of watches |
| # | Egana India Private Limited | India | US$500,000 | — | 90 | Distribution of watches and jewellery |
| | Egana Investments (Pacific) Limited | Cook Islands | US$1 | — | 73.97 | Investment holding and licensing operations |
| | Egana Italia s.r.l. | Italy | EUR25,823 | — | 100 | Distribution of watches |
| * | *Egana Jewellery & Pearls Limited* | *Cayman Islands/* Hong Kong | *$155,102,935* | 52.33 | 21.64(d) | *Investment holding* |
| # | Egana Juwelen & Perlen Handels GmbH | Austria | EUR36,336 | — | 73.97 | Distribution of jewellery |
| | Egana Jewelry & Pearls (America) Corp. | The United States of America | US$881,000 | — | 73.97 | Design and distribution of jewellery |
| | Egana Marketing (Suisse) Inc. | Cook Islands | US$1 | — | 73.97 | Provision of marketing and consultancy services |
| | Egana Schmuck und Perlen GmbH | Germany | EUR25,565 | — | 73.97 | Design and distribution of jewellery |
| | Egana Speidel GmbH (Formerly known as Burkhard Mueller Schmuck GmbH) | Germany | EUR25,600 | — | 73.97 | Design and distribution of jewellery |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 15. INVESTMENTS IN SUBSIDIARIES *(Cont'd)*

| | Name of subsidiary | Place of incorporation/ operations | Issued and fully paid share capital | Proportion of nominal value of issued capital held by the Company | | Principal activities |
|---|---|---|---|---|---|---|
| | | | | Directly | Indirectly | |
| | | | | % | % | |
| # | Egana Suisse (Holdings) SA | Switzerland | CHF100,000 | — | 100 | Investment holding |
| # | Egana Suisse SA | Switzerland | CHF1,000,000 | — | 100 | Design, manufacturing and distribution of watches |
| | Egana of Switzerland (America) Corp. | The United States of America | US$13,517,458 | 100 | — | Design, distribution and licensee of watches |
| | Egana of Switzerland (Far East) Limited | Hong Kong | $11,500,000 | — | 100 | Design, assembly and distribution of watches |
| # | Egana Uhrenvertriebs GmbH | Austria | EUR36,000 | — | 100 | Distribution of watches |
| | Eurochron GmbH | Germany | EUR2,556,459 | — | 100 | Design, manufacturing and distribution of clocks |
| | Everstone Limited | Hong Kong/ The PRC | $100 | — | 73.97 | Subcontracting and manufacturing of jewellery |
| | Funasia Investments Limited | British Virgin Islands | US$14,000,001 | — | 100 | Investment holding |
| | Glorious Concept Limited | British Virgin Islands | US$10 | — | 100 | Investment holding |
| | Gold Arrow Inc. | The United States of America | US$2,089,111 | — | 100 | Investment holding |
| | Goldpfeil AG | Germany | EUR3,579,043 | — | 100 | Design, manufacturing and distribution of luxury leather goods |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 15. INVESTMENTS IN SUBSIDIARIES *(Cont'd)*

| | Name of subsidiary | Place of incorporation/ operations | Issued and fully paid share capital | Proportion of nominal value of issued capital held by the Company: Directly | Indirectly | Principal activities |
|---|---|---|---|---|---|---|
| | | | | % | % | |
| | Goldpfeil America Inc. | The United States of America | US$9,546,219 | — | 100 | Investment holding |
| | Goldpfeil Distribution and Services Limited | Hong Kong | $500,000 | — | 100 | Distribution and retailing of leather products |
| # | Goldpfeil Geneve SA (Formerly known as Junghans (Schweiz) AG) | Switzerland | CHF100,000 | — | 100 | Distribution of watches |
| # | Haru Holding & Management GmbH | Germany | EUR2,300,850 | — | 100 | Investment holding |
| # | Haru Japan Corporation, Inc. | Japan | JPY30,000,000 | — | 100 | Distribution of timepieces, jewellery, and sourcing agent for pearls |
| # | Haru-Kuraray GmbH | Germany | EUR1,022,584 | — | 55 | Distribution of man-made leather |
| | Jacquelin Designs Enterprises, Inc. | The United States of America | — | — | 73.97 | Design and distribution of jewellery |
| | Junghans Asia Limited | Hong Kong | $1,000 | — | 90 | Distribution of watches |
| | Junghans Asia (Holdings) Limited | British Virgin Islands | US$100 | — | 90(a) | Investment holding |
| # | Junghans Italia s.r.l. | Italy | EUR525,000 | — | 100 | Distribution of watches |
| | Junghans Uhren GmbH | Germany | EUR5,112,919 | — | 100 | Distribution of watches |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 15. INVESTMENTS IN SUBSIDIARIES *(Cont'd)*

| | Name of subsidiary | Place of incorporation/ operations | Issued and fully paid share capital | Proportion of nominal value of issued capital held by the Company Directly | Indirectly | Principal activities |
|---|---|---|---|---|---|---|
| | | | | % | % | |
| | Kai-Yin Lo Limited | Hong Kong | $2,600,000 | — | 100 | Design, manufacturing and retailing of jewellery |
| # | Keimothai Limited | Thailand | Baht60,000,000 | — | 73.97 | Sourcing agent, manufacturing and distribution of jewellery |
| # | Lorica Sud s.r.l. | Italy | EUR900,800 | — | 70 | Manufacturing of man-made leather goods |
| | Oro Design Limited | Hong Kong | $10,000 | — | 73.97 | Design, manufacturing, distribution and licensee of jewellery |
| | P.C. International Marketing Limited | British Virgin Islands/France | US$1 | 100 | — | Licensing of watches and jewellery |
| | Pioneer Ventures Limited | Hong Kong | $100 | — | 100 | General trading and quality inspection |
| # | Rebner GmbH | Germany | EUR25,565 | — | 62.87(b) | Investment holding |
| | Time Success Industrial Limited | Hong Kong | $2 | — | 73.97 | Property holding |
| | Towercham Limited | Island of Nevis, West Indies | STG2 | — | 100 | Provision of marketing and consultancy services |
| | Zeitmesstechnik GmbH | Germany | EUR99,702 | — | 100 | Provision of timepiece maintenance services |

## 15. INVESTMENTS IN SUBSIDIARIES *(Cont'd)*

*Notes:*

(a) The Group sold a 10% interest in Junghans Asia (Holdings) Limited, a company incorporated in British Virgin Islands, for a consideration of $80,000,000 in May 2002 (Note 4(a)).

(b) The Group acquired two new subsidiaries, Abel & Zimmermann GmbH & Co KG and Rebner GmbH in July 2001.

(c) None of the subsidiaries of the Group had any loan capital in issue at any time during the period.

(d) During the period, the Group acquired an additional 1.25% equity interest in Egana Jewellery for a consideration of approximately $5,947,000. A goodwill of approximately $1,696,000 was recognised.

* Listed on the Stock Exchange.

# Audited by certified public accountants other than PricewaterhouseCoopers.

## 16. INTERESTS IN ASSOCIATES

Interests in associates comprised:

| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
|---|---|---|
| Share of net assets/(liabilities) | | |
| Shares listed in Hong Kong | **88,635** | 154,106 |
| Unlisted shares | **(144)** | 27,540 |
| | **88,491** | 181,646 |
| Negative goodwill (a) | **(6,260)** | — |
| Goodwill (b) | **18,400** | — |
| | **100,631** | 181,646 |
| Market value of shares listed in Hong Kong | **57,442** | 82,541 |

The underlying value of interests in associates was, in the opinion of the Directors, not less than the Group's carrying value at 31st May, 2002.

## 16. INTERESTS IN ASSOCIATES *(Cont'd)*

Details of the Group's major associates at 31st May, 2002 were as follows:

| Name of associate | Place of incorporation/ operations | Particulars of issued shares held by the Group | Interest held by the Group Directly | Interest held by the Group Indirectly | Principal activities |
|---|---|---|---|---|---|
| | | | % | % | |
| Tonic* | Cayman Islands/ Hong Kong | Ordinary shares of $0.1 each | — | 24.77(a) | Design, manufacturing and marketing of audio, video and home appliances products |
| Supreme Stars Group Limited ("Supreme Stars") | British Virgin Islands | Ordinary shares of US$1 each | — | 50.00(b) | Investment holding |
| Egana Information Technology Limited ("EIT") | Hong Kong | Ordinary shares of $1 each | — | 50.00(c) | Development, marketing, implementation and maintenance of Enterprise Resource Planning (ERP) systems and Logistic and Manufacturing (L&M) systems |
| Dominique Roger Diffusion S.A.R.L ("Dominique") | France | Ordinary shares of EUR14 each | — | 30.00(d) | Distribution and marketing of timepieces and jewellery |

* *Listed on the Stock Exchange*

## 16. INTERESTS IN ASSOCIATES *(Cont'd)*

(a) In August 2001, the Group acquired an additional 4.49% interest in Tonic at a consideration of approximately $11,037,000, resulting in a negative goodwill of approximately $6,504,000 being recognised during the period.

Tonic has a financial accounting period of 31st March, which is not coterminous with the Group. Summarised audited financial information of Tonic at 31st March, 2002 and for the year then ended was set out below:

| | **31st March, 2002 $'000 (Audited)#** | 31st March, 2001 $'000 (Audited)# |
|---|---|---|
| **Balance sheet** | | |
| Non-current assets | **512,654** | 469,956 |
| Current assets | **399,919** | 410,619 |
| Total assets | **912,573** | 880,575 |
| Capital and reserves | **380,645** | 377,747 |
| Non-current liabilities | **86,085** | 32,365 |
| Current liabilities | **445,843** | 470,463 |
| Total equity and liabilities | **912,573** | 880,575 |

| | **Year ended 31st March, 2002 $'000 (Audited)#** | Year ended 31st March, 2001 $'000 (Audited)# |
|---|---|---|
| **Profit and loss** | | |
| Turnover | **2,013,623** | 2,625,533 |
| Gross profit | **118,343** | 142,957 |
| Profit from operations | **22,609** | 34,617 |
| Profit before tax | **10,762** | 14,513 |
| Net profit for the year | **9,240** | 12,534 |

# *Audited by certified public accountants other than PricewaterhouseCoopers.*

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 16. INTERESTS IN ASSOCIATES *(Cont'd)*

(b) In March 2001, the Group acquired a 50% interest in Supreme Stars, a company incorporated in the British Virgin Islands, from an independent third party for a consideration of $25,000,000. The corresponding goodwill of $24,000,000 recognised during the period was amortised over five years.

(c) EIT, a company incorporated in Hong Kong, is a wholly-owned subsidiary of Supreme Stars.

(d) On 7th September, 2001, the Group acquired a 30% interest in Dominique, a company incorporated in France, from an independent third party for a consideration of approximately $1,056,000.

(e) On 28th August, 2001, the Group sold a 10% equity interest in Peace Mark (Holdings) Limited ("Peace Mark"), a company listed on the Stock Exchange, to United Success Enterprises Limited, a third party company owned by Mr. Leung Yung, the managing director of Peace Mark, for a consideration of $49,800,000, as a result of which the equity interest in Peace Mark held by the Group was reduced from approximately 16.49% to 6.49% and a loss on disposal of $6,770,000 was recorded during the period. The Directors were of the opinion that the Group was not in a position to exercise significant influence over the operating and financial decisions of Peace Mark. As a result of the disposal, the Group's investment in a 6.49% equity interest in Peace Mark with a carrying value of approximately $6,919,000 was reclassified to investments in non-trading securities during the period.

(f) On 18th September, 2001, the Group sold its entire 45% interest in Capricon Company Limited to Peace Mark (BVI) Limited, a subsidiary of Peace Mark, for a consideration of $31,500,000, resulting in a gain of approximately $6,059,000.

## 17. INVESTMENTS IN NON-TRADING SECURITIES

Investments in non-trading securities comprised:

**Group**

| | **31st May, 2002** | 31st December, 2000 | | |
|---|---|---|---|---|
| | **Equity securities** | Convertible notes | Equity securities | Total |
| | **$'000** | $'000 | $'000 | $'000 |
| Listed in Hong Kong, at quoted market price | **66,966** | — | 43,998 | 43,998 |
| Unlisted in Hong Kong, at fair value | | | | |
| - Investments in private third party companies (a) | **110,404** | 110,760 | 23,400 | 134,160 |
| - Private closed-end funds (b)(i) | **169,403** | — | — | — |
| - Gas supply project (b)(ii) | **70,000** | — | — | — |
| - Others | **737** | — | 1,121 | 1,121 |
| | **417,510** | 110,760 | 68,519 | 179,279 |

**Company**

| | **Equity securities** | |
|---|---|---|
| | **31st May, 2002** | 31st December, 2000 |
| | **$'000** | $'000 |
| Listed in Hong Kong, at quoted market price | **3** | 4 |
| Unlisted in Hong Kong, at fair value | **47,847** | — |
| Total | **47,850** | 4 |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 17. INVESTMENTS IN NON-TRADING SECURITIES *(Cont'd)*

(a) At 31st May, 2002, the Group had equity investments in two third party private companies with a view to enhancing the Group's distribution network in Asia. The principal activities of these two companies are (i) exploitation of forest, processing of wood as well as trading of wood products and (ii) investment holding, distribution and trading of fashion accessory products, respectively. The Group had no representation on the boards of directors of these two companies. The Directors were of the opinion that the Group did not have significant influence or control over the operating and financial decisions of these two companies. At 31st May, 2002, the investments were revalued at their estimated fair values of $85,641,000 and $24,763,000, respectively which were determined by the Directors. The revaluation surplus (net of minority investors' portion) of approximately $31,777,000 was credited to the revaluation reserve.

(b) (i) During the period, the Group invested approximately $168,610,000 as strategic shareholder in five private closed-end funds for medium-term capital appreciation potential. The five funds are under the management of a third party Hong Kong listed investment banking group ("LISTED CO"). The Group had no representation on the boards of directors of these funds. The Directors were of the opinion that the Group did not have significant influence or control over the operating and financial decisions of these funds. At 31st May, 2002, the funds were stated at their fair values. The revaluation surplus (net of minority investors' portion) of approximately $806,000 was credited to the revaluation reserve.

(ii) In May 2002, the Group, through a private closed-end fund managed by the LISTED CO, secured the investment of a 3% interest of an in-house gas supply project in the People's Republic of China and paid the full consideration of $70 million.

In the opinion of the Directors, there was no impairment in the carrying value of these non-trading securities at 31st May, 2002.

# 18. CURRENT ASSETS

Current assets comprised:

| | Group | | Company | |
|---|---|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Cash and bank balances | **243,182** | 443,392 | **17,107** | 28,104 |
| Pledged bank deposits (Note 24(d)) | **31,034** | 26,047 | **31,034** | 26,047 |
| Inventories (a) | **590,281** | 604,849 | — | — |
| Accounts receivable, net (b) | **272,814** | 403,015 | — | — |
| Short-term investments (c) | **449,157** | 204,902 | — | — |
| Dividend receivable | **8,994** | — | — | — |
| Due from associates (Note 29(a)(ii)) | **71,669** | 7,540 | — | — |
| Deposits, prepayments and other receivables | **267,507** | 189,286 | **8,728** | 44,664 |
| Tax recoverable | — | — | **1,654** | — |
| | **1,934,638** | 1,879,031 | **58,523** | 98,815 |

(a) Inventories comprised:

| | Group | |
|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Raw materials | **188,017** | 215,157 |
| Work-in-progress | **67,694** | 47,214 |
| Finished goods | **446,168** | 509,310 |
| Less: Provision for inventory obsolescence | **(111,598)** | (166,832) |
| | **590,281** | 604,849 |

Certain inventories were held under trust receipts and import bank loans.

At 31st May, 2002, the carrying amount of inventories that were carried at net realisable value amounted to approximately $528,571,000 (2000: $553,247,000).

## 18. CURRENT ASSETS *(Cont'd)*

(b) In general, the Group grants an average credit period of 30-90 days to its trade customers. Aging analysis of accounts receivable after provision for bad and doubtful debts was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Due: | | | | |
| In current month | **194,750** | 318,395 | — | — |
| Between one to two months | **26,402** | 44,328 | — | — |
| Between two to three months | **10,673** | 21,034 | — | — |
| Between three to four months | **5,323** | 11,262 | — | — |
| Over four months | **35,666** | 7,996 | — | — |
| | **272,814** | 403,015 | — | — |

(c) Short-term investments comprised:

| | Group | |
|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Equity-linked notes (i) | **120,500** | — |
| Promissory notes with maturity within three months (ii) | **133,388** | — |
| Promissory notes with maturity more than three months and less than one year (ii) | **54,571** | — |
| Short-term deposits (iii) | **135,189** | 204,840 |
| Overseas listed trading securities | **5,509** | — |
| Overseas unlisted investments | — | 62 |
| | **449,157** | 204,902 |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 18. CURRENT ASSETS *(Cont'd)*

(c) Short-term investments comprised: *(Cont'd)*

(i) At 31st May, 2002, the Group had investments in certain short-term equity-linked notes (the "ELNs") issued by an independent third party private company (the "Note Issuer"), in which the controlling shareholder of the LISTED CO (as mentioned in Note 17(b)(i)) has a beneficial interest.

The ELNs were unsecured, bore interest at 3% per annum and would be redeemable by the Note Issuer on maturity dates ranging from three to six months after the issuance dates.

The ELNs or any part thereof are convertible into shares of certain companies listed on the Stock Exchange at specified conversion prices (subject to adjustments) at the option of the Group. The Group also had the right to demand the Note Issuer to redeem any notes not previously converted at redemption amounts equal to 103% to 106% of the principal amounts. Subsequent to 31st May, 2002, all ELNs were redeemed by the Note Issuer upon maturity.

(ii) Promissory notes represented receivables of approximately $112 million and $76 million from the five closed-end funds as mentioned in Note 17(b)(i) and an independent third party, respectively. These promissory notes receivable were unsecured and bore interest at commercial rates. At 31st May, 2002, all the promissory notes receivable were due for repayment in the period from July to September 2002 in which approximately $133 million was rolled over for another three months upon maturity.

(iii) The Group placed short-term deposits of $135 million with the LISTED CO mentioned in Note 17(b)(i) to require the LISTED CO to issue facility letters for the Group's on-going negotiations in connection with the proposed acquisitions of two target companies. The deposits were unsecured and non-interest bearing. In July 2002, the whole amount was withdrawn by the Group.

## 19. CURRENT LIABILITIES

Current liabilities comprised:

| | Group | | Company | |
|---|---|---|---|---|
| | | As restated | | |
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Short-term bank borrowings (a) | **617,655** | 610,019 | **23,291** | 21,528 |
| Long-term bank borrowings - current portion (a) | **131,652** | 22,471 | **125,929** | — |
| Other long-term loans - current portion (Note 20 (b)) | **4,409** | 5,058 | — | — |
| Obligation under finance lease - current portion (Note 20 (c)) | **348** | 583 | — | — |
| Accounts payable and accruals (b) | **513,440** | 520,175 | **20,251** | 9,030 |
| Bills payable | **102,832** | 126,994 | — | — |
| Due to an associate (Note 29(a)(iii)) | **89** | 5,687 | — | — |
| Due to Directors (Note 29(a)(iii)) | **18** | 333 | — | — |
| Taxation payable | **2,829** | 12,523 | — | — |
| Provisions (c) | **44,828** | 50,298 | — | — |
| Convertible debentures (Note 21) | **13,260** | — | **13,260** | — |
| | **1,431,360** | 1,354,141 | **182,731** | 30,558 |

# 19. CURRENT LIABILITIES *(Cont'd)*

(a) Bank borrowings:

| | Group | | Company | |
|---|---|---|---|---|
| | **31st May, 2002** | 31st December, 2000 | **31st May, 2002** | 31st December, 2000 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Bank loans and overdrafts | | | | |
| - with maturity within three months | **530,965** | 243,718 | **23,291** | 21,528 |
| - with maturity more than three months and less than one year | **6,103** | 284,182 | **—** | — |
| Trust receipts and import loans | **80,587** | 82,119 | **—** | — |
| | **617,655** | 610,019 | **23,291** | 21,528 |
| Current portion of long-term bank borrowings (Note 20(a)) | **131,652** | 22,471 | **125,929** | — |
| | **749,307** | 632,490 | **149,220** | 21,528 |
| Secured | **39,501** | 27,763 | **31,034** | 21,528 |
| Unsecured | **709,806** | 604,727 | **118,186** | — |

(b) At 31st May, 2002, accounts payable and accruals were analysed as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | | As restated | | |
| | **31st May, 2002** | 31st December, 2000 | **31st May, 2002** | 31st December, 2000 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Accounts payable | **213,610** | 195,139 | **—** | — |
| Accrued charges and other payables | **299,830** | 325,036 | **20,251** | 9,030 |
| | **513,440** | 520,175 | **20,251** | 9,030 |

## 19. CURRENT LIABILITIES *(Cont'd)*

(b) At 31st May, 2002, accounts payable and accruals were analysed as follows: *(Cont'd)*

An aging analysis of accounts payable was as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **31st May, 2002** | 31st December, 2000 | **31st May, 2002** | 31st December, 2000 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Due: | | | | |
| In current month | **169,918** | 156,845 | — | — |
| Between one to two months | **15,516** | 26,031 | — | — |
| Between two to three months | **4,406** | 8,637 | — | — |
| Between three to four months | **4,690** | 1,629 | — | — |
| Over four months | **19,080** | 1,997 | — | — |
| | **213,610** | 195,139 | — | — |

## 19. CURRENT LIABILITIES *(Cont'd)*

(c) Provisions:

| | Warranty(i) | Restructuring(ii) | Other(iii) | Total |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| **Group** | | | | |
| At 1st January, 2001 | 34,357 | 773 | 15,168 | 50,298 |
| Acquisition of subsidiaries | 89 | — | — | 89 |
| Additional provisions | 32,919 | 4,576 | 2,439 | 39,934 |
| Less: Amounts utilised | (29,763) | (766) | — | (30,529) |
| Less: Unused amounts reversed | (47) | — | (14,930) | (14,977) |
| Exchange adjustments | (286) | (7) | 306 | 13 |
| At 31st May, 2002 | 37,269 | 4,576 | 2,983 | 44,828 |

(i) Warranty: The Group provided warranties on certain products and undertook to repair or replace items that failed to perform satisfactorily. The provision was recognised during the period for expected warranty claims based on past experience of the level of repairs and returns.

(ii) Provision for restructuring: The restructuring provision was related to the restructuring plan of a German subsidiary of the Group. The provision was expected to be fully utilised in the second half of 2002.

(iii) Other provision: The provision at 31st May, 2002 was mainly related to the environmental risks of tearing down certain old buildings of an overseas subsidiary.

## 20. LONG-TERM LIABILITIES

Long-term liabilities comprised:

| | Group | | Company | |
|---|---|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Long-term bank loans (a) | **265,032** | 26,544 | **218,500** | — |
| Other long-term liabilities | | | | |
| Other long-term loan (b) | **17,499** | 19,888 | — | — |
| Obligations under finance leases (c) | **332** | 554 | — | — |
| | **17,831** | 20,442 | — | — |
| | **282,863** | 46,986 | **218,500** | — |

(a) Long-term bank borrowings comprised:

| | Group | | Company | |
|---|---|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Repayable within a period of | | | | |
| - not exceeding one year | | | | |
| Secured | **2,380** | 1,716 | — | — |
| Unsecured | **129,272** | 20,755 | **125,929** | — |
| - more than one year, but not exceeding two years | | | | |
| Secured | **5,128** | 1,825 | — | — |
| Unsecured | **143,630** | 3,048 | **139,500** | — |
| - more than two year ,but not exceeding five years | | | | |
| Secured | **6,765** | 7,958 | — | — |
| Unsecured | **88,522** | 7,756 | **79,000** | — |
| - after five years | | | | |
| Secured | **20,987** | 4,791 | — | — |
| Unsecured | — | 1,166 | — | — |
| | **396,684** | 49,015 | **344,429** | — |
| Less: Amounts repayable within one year included in current liabilities | **(131,652)** | (22,471) | **(125,929)** | — |
| | **265,032** | 26,544 | **218,500** | — |

## 20. LONG-TERM LIABILITIES *(Cont'd)*

(b) Other loans represented notes payable and other long-term loan:

| | Group | |
|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Other long-term loans | | |
| - not exceeding one year, unsecured | **4,409** | 5,058 |
| - more than one year, but not exceeding five years, unsecured | **10,339** | 19,888 |
| - after five years, unsecured | **7,160** | — |
| | **21,908** | 24,946 |
| Less: Amounts repayable within one year included in current liabilities *(Note 19)* | **(4,409)** | (5,058) |
| | **17,499** | 19,888 |

(c) At 31st May, 2002, the Group's finance lease liabilities were repayable as follows:

| | Group | |
|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Within one year | **371** | 631 |
| In the second year | **219** | 332 |
| In the third to fifth year | **135** | 252 |
| | **725** | 1,215 |
| Future finance charges on finance leases | **(45)** | (78) |
| Present value of finance lease liabilities | **680** | 1,137 |

## 20. LONG-TERM LIABILITIES *(Cont'd)*

(c) At 31st May, 2002, the Group's finance lease liabilities were repayable as follows: *(Cont'd)*

The present value of finance lease liabilities was as follows:

| | Group | |
|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Within one year | **348** | 583 |
| In the second year | **205** | 313 |
| In the third to fifth year | **127** | 241 |
| Present value of finance lease liabilities | **680** | 1,137 |
| Less: Amounts repayable within one year included in current liabilities *(Note 19)* | **(348)** | (583) |
| | **332** | 554 |

## 21. CONVERTIBLE DEBENTURES

Movements of convertible debentures were as follows:

| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
|---|---|---|
| Beginning of period/year (a) | **55,380** | 117,000 |
| Converted to ordinary shares | **(42,120)** | (61,620) |
| End of period/year | **13,260** | 55,380 |
| Less: Amounts repayable within one year included in current liabilities (Note 19) | **(13,260)** | — |
| | **—** | 55,380 |

(a) On 15th December, 1999, the Company issued convertible debentures (the "Debentures") of US$15 million to a third party. Such Debentures will be due on 15th December, 2002. After 47 days from the date of the initial issue of the Debentures, the Debentures can be converted into ordinary shares of $0.10 each of the Company at a conversion price equal to the lesser of (i) $0.28 per share (prior to share consolidation as mentioned in Note 30(b)), subject to adjustments; and (ii) 90% of the average of the 5 lowest closing prices of one Company's ordinary share during the 20 business days immediately prior to conversion at the option of the Debenture holders. Unless converted or redeemed earlier at the discretion of the Company, all outstanding Debentures will be automatically converted into the Company's ordinary shares on maturity. The Debentures bore interest at the rate of 4.5% per annum on outstanding principal from time to time.

## 22. SHARE CAPITAL

Share capital comprised:

| | **31st May, 2002** | 31st December, 2000 | **31st May, 2002** | 31st December, 2000 |
|---|---|---|---|---|
| | **Number of ordinary shares** | | **$'000** | $'000 |
| **Authorised:** | | | | |
| Ordinary shares at $0.10 each | **20,000,000,000** | 20,000,000,000 | **2,000,000** | 2,000,000 |
| **Issued and fully paid:** | | | | |
| Ordinary shares at $0.10 each: | | | | |
| Beginning of period/year | **11,325,472,648** | 9,767,386,822 | **1,132,547** | 976,739 |
| Issued upon exercise of share options | — | 860,000 | — | 86 |
| Issued upon exercise of warrants | — | 1,269,451,835 | — | 126,945 |
| Issued upon exercise of convertible debentures | **285,902,250** | 287,773,991 | **28,590** | 28,777 |
| Shares repurchased | **(395,700,000)** | — | **(39,570)** | — |
| End of period/year | **11,215,674,898** | 11,325,472,648 | **1,121,567** | 1,132,547 |

In February and March, 2002, a total of 395,700,000 shares were repurchased on the Stock Exchange and cancelled by the Company as follows:

| **Month** | **Number of shares purchased** | **Highest price paid per share** | **Lowest price paid per share** | **Total amount paid** |
|---|---|---|---|---|
| | | **$** | **$** | **$** |
| February, 2002 | 161,060,000 | 0.206 | 0.202 | 32,961,751 |
| March, 2002 | 234,640,000 | 0.205 | 0.202 | 48,013,625 |
| | 395,700,000 | | | 80,975,376 |

The premium paid on the repurchase of such shares was charged against the share premium account. An amount equivalent to the par value of the corresponding cancelled shares was transferred from retained profits of the Group to the capital redemption reserve as set out in Note 23 to the accounts.

## 22. SHARE CAPITAL *(Cont'd)*

### Share options

The Company has adopted an Executive Share Option Scheme under which the Directors can grant options to Directors and employees of the Company or any of its subsidiaries to subscribe for shares of the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time.

Movements of share options during the period were summarised below:

| | Number of shares under share options at subscription price of $0.211 '000 | Number of shares under share options at subscription price of $0.345 '000 | Number of shares under share options at subscription price of $0.128 '000 | Total number of shares under Executive Share Option Scheme '000 |
|---|---|---|---|---|
| Outstanding at 1st January, 2001 | 446,550 | 14,220 | 1,660 | 462,430 |
| Lapsed | (6,450) | — | — | (6,450) |
| Outstanding at 31st May, 2002 | 440,100 | 14,220 | 1,660 | 455,980 |

At 31st May, 2002, the Company had a total of approximately 455,980,000 (2000: 462,430,000) options outstanding. The exercise in full of such share options would, under the present capital structure of the Company, result in the issuance of 455,980,000 (2000: 462,430,000) additional shares of $0.10 each and cash proceeds to the Company of approximately $97,979,000 (2000: $99,340,000) excluding the related issue expenses.

# 23. RESERVES

### Group

Movements of reserves for the Group for the seventeen-month period ended 31st May, 2002 were as follows:

| | 31st May, 2002 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share premium account $'000 | Exchange translation reserve $'000 | Retained profits $'000 | Revaluation reserve $'000 | Capital redemption reserve $'000 | Goodwil $'000 | Legal reserve $'000 | Other reserve $'000 | Total $'000 |
| Beginning of period as restated | 352,650 | (99,665) | 368,778 | (4,795) | 1,231 | (522,529) | 270 | 587 | 96,527 |
| Premium arising from exercise of convertible debentures | 13,530 | – | – | – | – | – | – | – | 13,530 |
| Expenses incurred in connection with conversion of convertible debentures | (21) | – | – | – | – | – | – | – | (21) |
| Repurchase of shares (including expenses incurred) | (41,485) | – | (39,570) | – | 39,570 | – | – | – | (41,485) |
| Disposal of interests in associates | – | – | – | (4,391) | – | 8,715 | – | – | 4,324 |
| Impairment of goodwill previously written off against reserves | – | – | – | – | – | 73 | – | – | 73 |
| Share of an associate's revaluation surplus of fixed assets | – | – | – | 4,036 | – | – | – | – | 4,036 |
| Revaluation of listed non-trading securities | – | – | – | (18,265) | – | – | – | – | (18,265) |
| Revaluation of unlisted non-trading securities | – | – | – | 32,583 | – | – | – | – | 32,583 |
| Revaluation of leasehold land and buildings | – | – | – | (453) | – | – | – | – | (453) |
| Other statutory reserve | – | – | – | – | – | – | – | (7) | (7) |
| Subsequent adjustment to goodwill as a result of recognition of deferred tax asset *(Note 14(a))* | – | – | – | – | – | 62,000 | – | – | 62,000 |
| Other subsequent adjustment to goodwill | – | – | – | – | – | (9,194) | – | – | (9,194) |
| Exchange differences on translation of the accounts of foreign subsidiaries | – | (6,821) | – | – | – | – | – | – | (6,821) |
| Profit attributable to shareholders | – | – | 52,102 | – | – | – | – | – | 52,102 |
| Dividend paid | – | – | (15,067) | – | – | – | – | – | (15,067) |
| End of period | **324,674** | **(106,486)** | **366,243** | **8,715** | **40,801** | **(460,935)** | **270** | **580** | **173,862** |

## 23. RESERVES *(Cont'd)*

**Group** *(Cont'd)*

Movements of reserves for the Group for the year ended 31st December, 2000, as restated were as follows:

| | 31st December, 2000 (Restated) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share premium account $'000 | Exchange translation reserve $'000 | Retained profits $'000 | Revaluation reserve $'000 | Capital redemption reserve $'000 | Goodwil $'000 | Legal reserve $'000 | Other reserve $'000 | Total $'000 |
| Beginning of year as previously reported | 230,926 | (37,619) | 307,571 | 4,136 | 1,231 | (341,776) | 270 | 552 | 165,291 |
| Effect of adopting SSAP 29 (Note 2(e)(ii)) | – | (285) | (3,439) | – | – | (1,848) | – | – | (5,572) |
| Effect of adopting SSAP 30 and 31 (Note 2(e)(i)) | – | – | (23,249) | – | – | 23,249 | – | – | – |
| Beginning of year as restated | 230,926 | (37,904) | 280,883 | 4,136 | 1,231 | (320,375) | 270 | 552 | 159,719 |
| Premium arising from exercise of share options | 41 | – | – | – | – | – | – | – | 41 |
| Premium arising from exercise of warrants | 88,997 | – | – | – | – | – | – | – | 88,997 |
| Premium arising from exercise of convertible debentures | 32,843 | – | – | – | – | – | – | – | 32,843 |
| Expenses incurred in connection with issue of shares | (157) | – | – | – | – | – | – | – | (157) |
| Acquisition of subsidiaries | – | – | – | – | – | (173,770) | – | – | (173,770) |
| Acquisition of additional interests in subsidiaries | – | – | – | – | – | (36,918) | – | – | (36,918) |
| Acquisition of additional interests in associates | – | – | – | – | – | 2,676 | – | – | 2,676 |
| Disposal of interest in a subsidiary | – | – | – | – | – | (4,401) | – | – | (4,401) |
| Disposal of interests in associates | – | – | – | – | – | 10,093 | – | – | 10,093 |
| Impairment loss of goodwill of a subsidiary | – | – | (1,285) | – | – | 1,285 | – | – | – |
| De-recognition of deferred expenses of a subsidiary | – | (123) | – | – | – | (1,119) | – | – | (1,242) |
| Share of an associate's revaluation deficit of non-trading securities | – | – | – | (4,143) | – | – | – | – | (4,143) |
| Revaluation of non-trading securities | – | – | – | (3,621) | – | – | – | – | (3,621) |
| Disposal of non-trading securities | – | – | – | (1,167) | – | – | – | – | (1,167) |
| Other statutory reserve | – | – | – | – | – | – | – | 35 | 35 |
| Exchange differences on translation of the accounts of foreign subsidiaries | – | (61,638) | – | – | – | – | – | – | (61,638) |
| Profit attributable to shareholders (a) | – | – | 91,753 | – | – | – | – | – | 91,753 |
| Dividend paid | – | – | (2,573) | – | – | – | – | – | (2,573) |
| End of year | 352,650 | (99,665) | 368,778 | (4,795) | 1,231 | (522,529) | 270 | 587 | 96,527 |

*Note:*

(a) **Profit attributable to shareholders**

| | |
|---|---|
| As previously reported | 110,356 |
| Effect of adopting SSAP 29 (Note 2(e)(ii)) | 5 |
| Effect of adopting SSAP 30 and 31 (Note 2(e)(i)) | (18,608) |
| As restated | 91,753 |

## 23. RESERVES *(Cont'd)*

### Company

Movements of reserves for the Company for the seventeen-month period ended 31st May, 2002 were as follows:

| | 31st May, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Share premium account $'000 | Retained profits $'000 | Revaluation reserve $'000 | Capital redemption reserve $'000 | Other reserve $'000 | Total $'000 |
| Beginning of period | 352,650 | 215,857 | 2 | 1,231 | 457 | 570,197 |
| Repurchases of shares (including expenses incurred) | (41,485) | (39,570) | — | 39,570 | — | (41,485) |
| Premium arising from exercise of convertible debentures | 13,530 | — | — | — | — | 13,530 |
| Expenses incurred in connection with conversion of convertible debentures | (21) | — | — | — | — | (21) |
| Revaluation of listed non-trading securities | — | — | (1) | — | — | (1) |
| Revaluation of unlisted non-trading securities | — | — | 2,847 | — | — | 2,847 |
| Loss for the period | — | (37,125) | — | — | — | (37,125) |
| Dividend paid | — | (15,067) | — | — | — | (15,067) |
| End of period | 324,674 | 124,095 | 2,848 | 40,801 | 457 | 492,875 |

## 23. RESERVES *(Cont'd)*

**Company** *(Cont'd)*

Movements of reserves for the Company for the year ended 31st December, 2000 were as follows:

| | 31st December, 2000 | | | | | |
|---|---|---|---|---|---|---|
| | Share premium account $'000 | Retained profits $'000 | Revaluation reserve $'000 | Capital redemption reserve $'000 | Other reserve $'000 | Total $'000 |
| Beginning of year | 230,926 | 189,231 | — | 1,231 | 457 | 421,845 |
| Premium arising from exercise of share options | 41 | — | — | — | — | 41 |
| Premium arising from exercise of warrants | 88,997 | — | — | — | — | 88,997 |
| Premium arising from exercise of convertible debentures | 32,843 | — | — | — | — | 32,843 |
| Expenses incurred in connection with conversion of convertible debentures | (157) | — | — | — | — | (157) |
| Revaluation of listed non-trading securities | — | — | 2 | — | — | 2 |
| Profit for the year | — | 29,199 | — | — | — | 29,199 |
| Dividend paid | — | (2,573) | — | — | — | (2,573) |
| End of year | 352,650 | 215,857 | 2 | 1,231 | 457 | 570,197 |

## 24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before share of (loss)/profit of associates and taxation to net cash inflow from operating activities:

| | **17-month period ended 31st May, 2002 $'000** | As restated Year ended 31st December, 2000 $'000 |
|---|---|---|
| Profit before share of (loss)/profit of associates and taxation | **74,874** | 102,899 |
| Interest income | **(64,088)** | (35,246) |
| Interest expense | **97,725** | 66,506 |
| Redemption premium received on maturity of equity-linked notes | **(1,695)** | — |
| Dividend income | **(29,754)** | — |
| Write-back of prior year provision for potential liabilities associated with settled legal cases | **(14,500)** | (21,291) |
| Depreciation | **65,152** | 37,641 |
| Loss on disposal of fixed assets | **133** | 4,992 |
| Loss on revaluation of fixed assets | **125** | — |
| Amortisation of intangible assets | **41,969** | 24,698 |
| Impairment of goodwill previously written off against reserves | **73** | — |
| Gain on disposal of intangible assets | **(2,696)** | — |
| Gain on disposal of an unconsolidated subsidiary | — | (1,885) |
| Gain on partial disposal of interest in a subsidiary | **(79,973)** | (3,807) |
| Loss on disposal of interests in associates | **711** | 1,603 |
| Loss on deemed disposal of interest in an associate, net | — | 3,793 |
| Amortisation of goodwill arising on acquisition of associates | **5,356** | — |
| Negative goodwill recognised as income | **(144)** | — |
| Gain on disposal of investments in non-trading *securities, net* | **(5,097)** | (6,107) |
| Gain on revaluation of short-term investments in trading securities | **(489)** | — |
| (Write-back of)/Provision for inventory obsolescence | **(12,277)** | 4,007 |
| Bad debt expense | **14,343** | 8,401 |
| Decrease in inventories | **29,660** | 16,507 |
| Decrease in accounts receivable | **116,268** | 85,072 |
| (Increase)/Decrease in deposits, prepayments and other receivables | **(74,770)** | 51,636 |
| *Decrease in settlement sum receivable from* Benetton International N.V. | — | 338,550 |
| Increase in due from associates | **(64,129)** | (7,524) |
| Decrease in due to associates | **(5,598)** | (13,736) |
| Increase/(Decrease) in accounts payable, accruals and provision | **3,500** | (58,857) |
| (Decrease)/Increase in bills payable | **(24,140)** | 6,009 |
| Decrease in due to Directors | **(315)** | (200) |
| Net cash inflow from operating activities | **70,224** | 603,661 |

# 24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

(b) Acquisition of subsidiaries

| | **17-month period ended 31st May, 2002 $'000** | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Net assets acquired: | | |
| Fixed assets | **382** | 11,068 |
| Intangible assets | **48** | 495 |
| Investments in non-trading securities | **—** | 730 |
| Cash and bank balances | **18** | 20,262 |
| Inventories | **10,208** | 115,938 |
| Accounts receivable | **3,686** | 105,379 |
| Deposits, prepayments and other receivables | **7,729** | 1,826 |
| Bank loans and overdrafts of original maturities of less than three months | **(13,398)** | (19,136) |
| Accounts payable and accruals | **(4,255)** | (190,293) |
| Provision | **(89)** | — |
| Taxation | **(207)** | 3,999 |
| Long-term bank loans | **(3,442)** | (1,327) |
| Trademark recognised at consolidated level | **—** | 90,000 |
| | **680** | 138,941 |
| Minority interests | **(536)** | — |
| Share of net assets at date of acquisition | **144** | 138,941 |
| (Negative Goodwill)/Goodwill | **(144)** | 173,770 |
| Consideration | **—** | 312,711 |
| Satisfied by cash | **—** | 312,711 |

## 24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

(b) Acquisition of subsidiaries *(Cont'd)*

Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:

| | **17-month period ended 31st May, 2002 $'000** | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Cash consideration | **—** | 312,711 |
| Cash and bank balances acquired | **(18)** | (20,262) |
| Bank loans and overdrafts with maturity within three months | **13,398** | 19,136 |
| Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries | **13,380** | 311,585 |

## 24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

(c) Analysis of changes in financing during the period:

| | Share capital (including share premium) $'000 | Short-term bank loans $'000 | Long-term bank loans $'000 | Other long-term loans $'000 | Finance leases obligations $'000 | Convertible debentures $'000 | Minority interests $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|
| At 1st January, 2001 as previously reported | 1,485,197 | 284,182 | 49,015 | 24,946 | 1,137 | 55,380 | 101,227 | 2,001,084 |
| Effect of adopting SSAP 29 | — | — | — | — | — | — | (4,011) | (4,011) |
| At 1st January, 2001 as restated | 1,485,197 | 284,182 | 49,015 | 24,946 | 1,137 | 55,380 | 97,216 | 1,997,073 |
| (Repayment)/Proceeds from borrowings | — | (276,406) | 345,023 | (2,750) | (626) | — | — | 65,241 |
| Conversion of convertible debentures | 42,099 | — | — | — | — | (42,120) | — | (21) |
| Repurchase of shares | (81,055) | — | — | — | — | — | — | (81,055) |
| Acquisition of subsidiaries | — | — | 3,442 | — | — | — | 536 | 3,978 |
| Acquisition of additional interest in a subsidiary | — | — | — | — | — | — | (4,251) | (4,251) |
| Partial disposal of a subsidiary | — | — | — | — | — | — | 27 | 27 |
| Dividend paid to minority shareholders of subsidiaries | — | — | — | — | — | — | (1,211) | (1,211) |
| Share of profit by minority shareholders of subsidiaries | — | — | — | — | — | — | 10,710 | 10,710 |
| Share of revaluation surplus of non-trading securities by minority shareholders of subsidiaries | — | — | — | — | — | — | 8,413 | 8,413 |
| Inception of finance lease | — | — | — | — | 168 | — | — | 168 |
| Subsequent adjustment to goodwill | — | — | — | — | — | — | 4,344 | 4,344 |
| Exchange translation effect | — | (1,673) | (796) | (288) | 1 | — | (1,494) | (4,250) |
| At 31st May, 2002 | **1,446,241** | **6,103** | **396,684** | **21,908** | **680** | **13,260** | **114,290** | **1,999,166** |

## 24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

(d) Analysis of cash and cash equivalents:

| | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
|---|---|---|
| Cash and bank balances* | **274,216** | 469,439 |
| Promissory notes | **133,388** | — |
| Bank loans and overdrafts with original maturity within three months | **(530,965)** | (243,718) |
| Trust receipts and import loans | **(80,587)** | (82,119) |
| | **(203,948)** | 143,602 |

* Amounts included pledged deposits of approximately $31 million (2000: $26 million) (Note 18) in connection with short-term money market loan with a maturity period of one to three months.

## 25. PENSION SCHEME

The Group has participated in the defined Mandatory Provident Fund in Hong Kong since 1st December, 2000, and made monthly contributions to the scheme based on 5%-7% of the employees' basic salaries. The contributions are subject to a maximum of $1,000 per employee and thereafter contributions are voluntary. During the seventeen-month period ended 31st May, 2002, the Group's employer's contribution for pension scheme was approximately $3,799,000 (2000: $2,238,000). The assets of the fund are held separately from those of the Group and are managed by independent professional fund managers.

## 25. PENSION SCHEME *(Cont'd)*

Employees of certain overseas subsidiaries are members of a defined benefit scheme. There is no requirement for these employees to make periodic contribution to the scheme. At 31st May, 2002, the scheme was still unfunded and comprised no plan assets. The latest actuarial valuation of this defined benefit scheme was completed at 31st May, 2002 by M&L Gesellschaft for Versicherungsmathematik mbH. The actuarial method adopted was the projected unit credit method and the main actuarial assumptions were as follows:

| | |
|---|---|
| Interest rate | 6% |
| Inflation rate | 1.5% |
| Personnel turnover rate | 1.8% |

Since there were no plan assets at 31st May, 2002, there is a 100% deficiency for the accrued actuarial liabilities. Accordingly, the Group had accrued the needed amount based on the actuarial report and the Group's future contribution is designed to fund the shortfall over a period of time.

## 26. CONTINGENT LIABILITIES

Contingent liabilities not provided for by the Group and the Company were summarised below:

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **31st May, 2002 $'000** | 31st December, 2000 $'000 | **31st May, 2002 $'000** | 31st December, 2000 $'000 |
| Discounted bills with recourse | **40,048** | 44,715 | — | — |
| Guarantees given to financial institutions in respect of facilities granted to Group companies (Note 15) | — | — | **1,441,048** | 1,209,833 |
| Guarantees given to financial institutions in respect of facilities granted to a third party | **14,620** | — | — | — |
| Guarantees given to landlords in respect of rental obligations of Group companies | **3,658** | — | — | — |
| Guarantees given to customs in respect of customs obligations of Group companies | **5,568** | — | — | — |

In addition, the Company guaranteed the payments and performance by several subsidiaries under certain license agreements pursuant to which the subsidiaries were licensees.

## 27. BANKING FACILITIES

At 31st May, 2002, the Group's banking facilities for overdrafts, loans and trade financing were secured by unconditional and continuing corporate guarantee provided by the Company and cross guarantees among its subsidiaries.

## 28. COMMITMENTS

(a) At 31st May, 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

| | **31st May, 2002** | | 31st December, 2000 | |
|---|---|---|---|---|
| | **Leasehold land and buildings** | **Furniture and equipment** | Leasehold land and buildings | Furniture and equipment |
| | **$'000** | **$'000** | $'000 | $'000 |
| Payable: | | | | |
| - Not later than one year | **36,507** | **11,455** | 17,551 | 9,158 |
| - Later than one year and not later than five years | **70,887** | **9,281** | 92,700 | 5,786 |
| - Later than five years | **20,288** | **125** | 7,736 | — |
| | **127,682** | **20,861** | 117,987 | 14,944 |

(b) At 31st May, 2002, the Group had future aggregate minimum royalty payments under licence agreements as follows:

| | **31st May, 2002** | 31st December, 2000 |
|---|---|---|
| | **$'000** | $'000 |
| Payable: | | |
| - Not later than one year | **33,771** | 45,581 |
| - Later than one year and not later than five years | **77,985** | 110,551 |
| - Later than five years | **1,743** | — |
| | **113,499** | 156,132 |

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 28. COMMITMENTS *(Cont'd)*

(c) Off-balance sheet financial instruments

(i) During the period, the Group entered into forward foreign exchange contracts in order to hedge firmly committed non-Hong Kong dollar commercial transactions. The contracts were arranged with commercial banks. In addition, the Group has also sold some currency options. The Group had, at 31st May, 2002, outstanding forward foreign exchange contracts to buy currency with a notional principal value of EUR3,000,000 (2000: Nil) equivalent, and written currency options (principally EURO Dollars) with a notional principal value of EUR13,350,000 (2000: Nil) equivalent. Such outstanding contracts were scheduled to settle or expire, through October 2002.

(ii) At 31st May, 2002, the Group had outstanding interest rate forward and swap contracts with notional amounts of approximately $17 million (2000: Nil) and $324 million (2000: Nil), respectively. Such outstanding contracts were scheduled to settle or expire, through July 2004.

Save as disclosed above, neither the Group nor the Company had any significant commitments.

## 29. RELATED PARTY AND CONNECTED TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or entities.

### (a) Related party transactions

(i) During the period, the Group paid approximately $10,593,000 (2000: $7,422,000) (inclusive of disbursements) to International Taxation Advisory Services Limited, of which Mr. David Wai Kwong WONG, a Non-executive Director of the Company, is a director, for taxation and corporate advisory services provided.

(ii) Amounts due from associates were unsecured, non-interest bearing and would be repayable within one year.

(iii) Amounts due to an associate and Directors were unsecured and would be repayable within one year. The amount due to an associate of approximately $89,000 (2000: $89,000) bore interest at the prevailing commercial rate while the amounts due to Directors were non-interest bearing.

## 29. RELATED PARTY AND CONNECTED TRANSACTIONS *(Cont'd)*

### (a) Related party transactions *(Cont'd)*

(iv) During the period, the Group entered into transactions with the following associates and related companies. In the opinion of the Directors, the following transactions arose in the ordinary course of the Group's business:

| | **17-month period ended 31st May, 2002 $'000** | Year ended 31st December, 2000 $'000 |
|---|---|---|
| Interest expense to Rossolini Limited | **11** | — |
| Management fee from EIT | **280** | — |
| Sample charges to Peace Mark* | **4** | — |
| Purchases from Peace Mark* | **11,310** | 44,398 |
| Purchases from Tonic | **28,342** | 4 |
| Purchases from Marubeni Deutschland GmbH ("Marubeni") | **47,677** | 80,935 |
| Purchases from Kuraray Co. Limited ("Kuraray") | **117,759** | 50,733 |
| Service fee to EIT | **70** | — |
| Sales to Peace Mark* | **79** | 6,750 |
| Sales to Tonic | **66,587** | — |
| Sales to Dominique | **4,495** | — |

* *Peace Mark was an associate of the Group before the disposal of a 10% interest of Peace Mark during the period.*

## 29. RELATED PARTY AND CONNECTED TRANSACTIONS *(Cont'd)*

### (b) Connected transactions

During the period, the Group had transactions with connected parties defined in accordance with the Listing Rules. The transactions with the connected parties during the period were as follows:

| | **17-month period ended 31st May, 2002 $'000** | Year ended 31st December, 2000 $'000 |
|---|---|---|
| (i) Haru-Kuraray GmbH: | | |
| Purchases from Marubeni[(1)] | **47,677** | 80,935 |
| Purchases from Kuraray[(1)] | **83,197** | 35,758 |
| | **130,874** | 116,693 |
| (ii) Lorica Sud s.r.l.: | | |
| Purchases from Kuraray[(2)] and its subsidiaries | **34,562** | 14,975 |

(1) According to the Distribution Agreement entered into among Kuraray, Marubeni and Haru-Kuraray dated 12th August, 1984, purchase prices were determined through negotiations on commercial terms.

(2) Purchases were transacted based on the terms stated in the Supply Agreement dated 30th March, 2000, while prices were pre-determined as per the price list dated 12th January, 2001.

(Amounts expressed in Hong Kong dollars unless otherwise stated)

## 30. SUBSEQUENT EVENTS

(a) In July 2002, the Group subscribed for an additional 4.75% equity interest in the Tonga Group at a consideration of $14,820,000, thereby increasing the Group's equity interest in the Tonga Group from 30% to 34.75%.

(b) On 4th September, 2002, an ordinary resolution was passed at an extraordinary general meeting to consolidate 20,000,000,000 shares of $0.10 each in the authorised share capital of the Company into 2,000,000,000 shares of $1.00 each by the consolidation of every 10 shares of $0.10 each into one consolidated share of $1.00 each.

## 31. COMPARATIVE FIGURES

Certain of the prior year's comparative figures were restated as a result of adoption of new accounting standards mentioned in Note 2(a) or reclassified to conform to the current period's presentation.

## 32. APPROVAL OF THE ACCOUNTS

The accounts were approved by the Board of Directors on 19th September, 2002.

# FINANCIAL SUMMARY

(Amounts expressed in Hong Kong dollars )

## SUMMARY FINANCIAL INFORMATION

A summary of the results and of the assets and liabilities of the Group for the last five financial years/period, as extracted from the audited accounts was set out below.

### Results

| | As restated | | | | **17-month period ended 31st May, 2002** |
|---|---|---|---|---|---|
| | Year ended 31st December, 1997 | Year ended 31st December, 1998 | Year ended 31st December, 1999 | Year ended 31st December, 2000 | |
| | $'000 | $'000 | $'000 | $'000 | **$'000** |
| Turnover | 1,399,465 | 1,689,685 | 2,542,438 | 2,454,236 | **3,174,230** |
| Cost of sales | (876,460) | (1,051,832) | (1,552,757) | (1,507,331) | **(1,907,969)** |
| Gross profit | 523,005 | 637,853 | 989,681 | 946,905 | **1,266,261** |
| Other revenues | 72,756 | 111,479 | 64,990 | 61,742 | **225,541** |
| Distribution costs | (196,137) | (300,674) | (414,060) | (450,214) | **(771,072)** |
| Administrative expenses | (227,798) | (269,930) | (380,793) | (379,303) | **(533,210)** |
| Operating profit | 171,826 | 178,728 | 259,818 | 179,130 | **187,520** |
| Finance costs | (45,446) | (69,751) | (80,018) | (76,231) | **(112,646)** |
| Profit before share of profit/(loss) of associates | 126,380 | 108,977 | 179,800 | 102,899 | **74,874** |
| Share of profit /(loss) of associates | 5,850 | 15,447 | 20,285 | 20,455 | **(1,681)** |
| Profit before taxation | 132,230 | 124,424 | 200,085 | 123,354 | **73,193** |
| Taxation | (12,674) | (3,625) | (24,965) | (18,774) | **(10,381)** |
| Profit after taxation | 119,556 | 120,799 | 175,120 | 104,580 | **62,812** |
| Minority interests | (477) | (2,772) | (21,696) | (12,827) | **(10,710)** |
| Profit attributable to shareholders | 119,079 | 118,027 | 153,424 | 91,753 | **52,102** |
| Earnings per share | | | | | |
| Basic | 26.75 cents* | 14.71 cents* | 15.90 cents* | 8.59 cents* | **4.54 cents** |
| Diluted | 25.97 cents* | 13.46 cents* | 15.64 cents* | 8.26 cents* | **4.54 cents** |

*Note:*

* *The earnings per share were adjusted due to the scrip dividend and bonus shares distribution in 1997, the rights issue and bonus issue in 1998, the bonus issue in 1999 and consolidation of shares in 2002.*

## SUMMARY FINANCIAL INFORMATION *(Cont'd)*

### Assets and liabilities

| | As restated | | | | |
|---|---|---|---|---|---|
| | 31st December, 1997 $'000 | 31st December, 1998 $'000 | 31st December, 1999 $'000 | 31st December, 2000 $'000 | **31st May, 2002 $'000** |
| Total assets | 1,524,309 | 2,533,890 | 2,674,553 | 2,793,670 | **3,123,942** |
| Total liabilities and minority interests | (714,602) | (1,438,175) | (1,538,096) | (1,564,596) | **(1,828,513)** |
| Shareholders' equity | 809,707 | 1,095,715 | 1,136,457 | 1,229,074 | **1,295,429** |

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of EganaGoldpfeil (Holdings) Limited (the "Company") will be held at Ching Room, 4/F., Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Kowloon, Hong Kong on 30th October, 2002 at 11:30 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the period from 1st January, 2001 to 31st May, 2002.

2. To re-elect Directors and to authorise the Directors to fix their remuneration.

3. To appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

4. To consider as special business and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:—

(A) "**THAT**:—

(a) subject to paragraph (c) of this Resolution and without prejudice to Resolution 4(C) set out in the Notice of this Meeting, the exercise by the Directors during the Relevant Period (as defined in paragraph (d) of this Resolution) of all the powers of the Company to issue, allot and deal in shares of HK$1.00 each in the capital of the Company (the "Shares") and to issue, allot or grant securities convertible into the Shares or options, warrants or similar rights to subscribe for any Shares in the Company or such convertible securities and to make or grant offers, agreements and options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to:—

(i) a Rights Issue (as defined in paragraph (d) of this Resolution);

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

(iii) an issue of the Shares under the share option scheme of the Company or any similar arrangements for the time being adopted by the Company for the grant or issue to employees or directors of the Company and/or any of its subsidiaries of the Shares or right to acquire the Shares; or

(iv) the exercise of the rights of subscription or conversion under the terms of any securities or notes for the time being in force which are convertible into any Shares in the Company;

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" *means an offer of shares open for a period fixed by the Directors to holders of* the Shares on the register on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem *necessary or expedient in relation to fractional entitlements or legal or practical problems* under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)."

(B) "**THAT**:—

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in Resolution 4(A)(d) set out in the Notice of this Meeting) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited or on any other exchange on which the Shares may be listed and which is recognized by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited (the "Recognised Stock Exchange"), subject to and in accordance with all applicable laws, and in accordance with the provisions of, and in the manner specified in, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or the rules of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of the Shares to be repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly."

(C) "**THAT** subject to the passing of Resolutions 4(A) and 4(B) set out in the Notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to and in accordance with the approval given in Resolution 4(A) set out in the Notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the Shares which may be repurchased by the Company pursuant to and in accordance with the approval given in Resolution 4(B) set out in the Notice of this Meeting provided that such amount shall not exceed the aggregate nominal amount of the Shares repurchased pursuant to the said Resolution 4(B) and the said approval shall be limited accordingly."

By Order of the Board
**Lillian WONG**
*Company Secretary*

Hong Kong, 19th September, 2002

*Notes:*

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting instead of him and to vote on a poll. A proxy need not be a member of the Company.

2. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority shall be deposited at the principal place of business of the Company at Block C, 11th Floor, Hong Kong Industrial Centre, 489-491 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong not less than 48 hours before the time for holding the meeting (or adjourned meeting, as the case may be).

3. The register of members of the Company will be closed from 25th October, 2002 to 30th October, 2002, both days inclusive, for the purpose of establishing entitlements of the shareholders of the Company to attend the Company's annual general meeting. During such period, no transfer of the Shares can be registered.

4. A circular containing further details regarding Resolution 4 above will be sent to the shareholders of the Company as soon as practicable.

EganaGoldpfeil